FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 13, 2007

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

Consolidated Financial Statements and Summary of Events

as of March 31, 2007 and 2006

Independent Accountants´Review

MACROECONOMIC OVERVIEW – 2007 FIRST QUARTER

International Context

During 2007 first quarter, the world economy experienced a sharp slowdown after closing 2006 with a rapid expansion pace. This reduced growth was mainly exhibited in the United States with a significant drop in residential consumption and a certain weakness in the foreign sector and public spending. Conversely, private investment was again robust and prevented a more severe slowdown in aggregate demand. The Federal Reserve kept the benchmark interest rate at 5.25% adducing still underlying inflationary risks, and the long term interest rate averaged 4.70%. Along these lines, the dollar steadily depreciated against the Euro. China displayed again two-digit growth rates, while Europe, Japan and the rest of the Southeast Asian countries continued to exhibit strong fundamentals though with a slight deceleration in growth.

Oil

Oil prices during 2007 first quarter showed a noticeable slowdown trend, with an average WTI crude oil price of 58.1 dollars per barrel. These prices, slightly lower compared to the previous quarter but 12% below 2006 average prices, reflected the unusual winter temperatures in the Northern Hemisphere (some degrees over historical average temperatures), the uncertainty displayed by financial markets in relation to the significant effects of an eventual economic slowdown in the United States and the possible cascade effect on emerging markets like China and India, strong energy consumers.

The demand for crude oil slightly increased at a 0.7% quarterly rate with meager rises except for China and Middle East economies. In terms of supply, in turn, crude oil production slightly declined (0.1%) and this allowed to assimilate the high inventory levels recorded. Though Russia, the Caspian Sea republics and the West African countries contributed the necessary incremental volumes, the OPEC decided to decrease its production levels with an actual reduction of approximately 0.5 million barrels compared to 2006 fourth quarter.

Argentina

During 2007 first quarter, the Argentine economy kept a high growth level averaging 8% yoy. Both the industry and the main consumption indicators exhibited significant progress, but the construction sector, which in 2006 was one of the main growth pillars, showed continued slowdown signs. The unemployment rate remained below 10%.

The government showed again special concern with controlling the increase in the general price level. The accumulated official inflation rate during the quarter slightly exceeded 2%.  Wage renegotiations during the first part of the year aim at a new recovery in wages in real terms.

In spite of the shrinkage of the trade balance as a consequence of strong increases in imports, foreign currency supply continued to record a surplus. This surplus was again absorbed by the Central Bank, which increased its international reserves by 5,000 million dollars, preventing a nominal appreciation of the national currency which averaged 3.10 pesos per dollar in the quarter. As a balancing item, the monetary entity had to resort to different sterilization sources such as the placement of bills and the cancellation of rediscounts.

The public sector’s primary surplus continues but public spending increased considerably, especially public works.

The country’s oil production remained at almost the same levels recorded in 2006. Crude processing, in turn, increased approximately 4%, with the use of installed capacity in refining averaging over 95% during the quarter. Fuel sales in the domestic market showed again strong increases driven by the expansion in the economic activity. Demand for diesel oil and gasoline rose 6% and 17%, respectively, while GNC sales decreased 3%. Fuel prices exhibited slight increases in different parts of the country. With respect to biofuels, regulations in connection with the law which provides for a compulsory biofuel 5% cut in both gasoline and diesel oil formulations as from 2010 were approved in February.

The country’s gas production experienced a 2% downturn during the first months of 2007. The internal price agreement effective until December 2006 was extended until April 2007.

Demand for electricity grew 6% yoy during the quarter with a 17,654 MW record in electric power in February. As regards fuels used in generation, substitution of natural gas for liquid fuels continued, with an increase in the use of coal.

Peru

During 2007 first quarter, the Peruvian economy continued growing at high rates with an average increase in GDP of over 7% yoy. In the domestic context, trade, construction and manufacture were the most dynamic sectors. The persistent capital inflow, based on the robust market fundamentals resulted in the appreciation of the exchange rate to 3.19 soles per dollar (4.5% yoy) and a low inflationary dynamics of only an accumulated 0.62% during the quarter. Within this context, the balance of trade surplus remains at high levels, still based on high mining commodity prices with a 20% yoy rise in exports and over 30% in imports. The high export surplus allows the Government to accumulate reserves, which exceeded USD 18,000 million during the quarter, and to repay the foreign debt, thus mitigating the pressure exerted in terms of fiscal accounts which recorded a surplus given the good performance in tax collection and public spending control. The country-risk showed a downward trend at an average of 125 basic points, displaying a historical minimum and reflecting good economic performance and fiscal solvency in the country.

Concerning energy, liquid hydrocarbon production volumes reached 112,000 barrels per day, reflecting a 3% increase compared to the same period of previous year. Natural gas average production was 197 million cubic feet, accounting for a 70% increase compared to 2006 first quarter, an improvement attributable to the increase in sales volumes from Lot 88 (Camisea). Four exploratory wells and 39 development wells (28 of which belonged to Petrobras) were drilled. In addition, an agreement for the exploration and exploitation of Lot Z-34 was subscribed.

Ecuador

As regards hydrocarbons, the country’s oil production dropped over 7% (data as of February), mainly as a consequence of operating and financing difficulties in the administration of Block XV (formerly administered by Occidental Petroleum and provisionally administered by Petroecuador), in addition to general trade union conflicts in relation to such activity during February.

ANALYSIS OF CONSOLIDATED RESULTS

In accordance with the procedures set forth in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences, or FACPCE, we have consolidated line by line on a proportional basis our financial statements with the financial statements of companies over which we exercise joint control. The Company exercises joint control over Citelec, Distrilec and CIESA.

The Company has consolidated line by line the assets, liabilities, income (loss) and cash flows of CIESA and Distrilec. The Company has not consolidated proportionately its equity interest in Citelec by virtue of the commitment to divest its interest in Transener assumed by Petrobras Energía S.A., as provided under the Resolution issued by Comisión Nacional de Defensa de la Competencia  (Argentine Antitrust Commission) approving the transfer of control of Petrobras Energía Participaciones S.A. to Petróleo Brasileiro S.A. - Petrobras.

While in accordance with generally applied accounting principles we have proportionately consolidated the results of CIESA and Distrilec in our financial statements, our Management analyzes our results and financial condition separately from the results and financial condition of companies under joint control. Consequently, and in line with the internal vision of business management, the discussion below is presented on the basis of our consolidated financial data without considering the effects of the proportional consolidation of CIESA or Distrilec and, therefore, is not directly comparable to the corresponding financial data set forth in our financial statements.

Some amounts and percentages in this analysis are rounded and the totals in some tables may therefore not be precisely equal to the sums of the numbers presented.

Conversion of operating agreements in Venezuela into mixed companies began to have economic effects as from April 1, 2006. Pursuant to the terms and conditions of the Memorandums of Understanding executed with Petróleos de Venezuela S.A. and Corporación Venezolana del Petróleo S.A., consolidation of the results of the above mentioned operations on a line by line basis was discontinued as from this date, such results being shown in net terms under Equity in Earnings of Affiliates.

The table below shows the Company’s results of operations for the three-month periods ended March 31, 2007 and 2006 under the professional accounting standards and, for comparative purposes, the pro forma results that exclude the effects of proportional consolidation of affiliates under joint control. To such effect, the results of CIESA and Distrilec (both of which are presented under proportional consolidation) are shown under Equity in Earnings of Affiliates.

(in millions of pesos)

Net income: Net income for 2007 quarter decreased P$183 million to P$182 million from P$365 million in 2006 quarter. Since as of the date of these financial statements the relevant accounting data of mixed companies as of March 31, 2007 was not available, the Company did not recognize any results for such shareholdings in the three month period ended March 31, 2007. In 2006 quarter results of operations in Venezuela totaled P$144 million mainly attributable to operating agreements subsequently converted into mixed companies.

Net sales: Net sales decreased P$36 million to P$2,485 million from P$2,521 million in 2006 quarter. Net sales for 2006 quarter include P$312 million attributable to consolidation of operations in Venezuela. Without consolidation, net sales increased P$276 million. This improvement was mainly boosted by increased sales volumes of oil, gas, refined and petrochemicals products and, to a lesser extent, higher prices for gas, electricity and certain petrochemical products. Net sales for the Refining and Distribution, Petrochemicals, Oil and Gas Exploration and Production, Hydrocarbon Marketing and Transportation, and Electricity business segments increased P$168 million, P$101 million, P$87 million, P$42 million and P$16 million, respectively. Intersegment sales rose P$138 million.

Gross profit: Gross profit for 2007 quarter fell P$272 million to P$682 million from P$954 million. Gross profit for 2006 quarter includes P$183 million attributable to consolidation of operations in Venezuela. Without consolidation, gross profit decreased P$89 million mainly as a consequence of a decline in the Petrochemicals (P$33 million) and Oil and Gas Exploration and Production (P$28 million) business segments and reduced intersegment results (P$52 million). Conversely, gross profit for the Refining and Distribution business segment exhibited a reduced decline of P$27 million in the period under review.

Administrative and selling expenses: Administrative and selling expenses rose P$29 million to P$296 million from P$267 million in 2006 quarter, primarily as a result of increases in the Refining and Petrochemicals business segments.

Exploration Expenses: See “Oil and Gas Exploration and Production”.

Other operating income (expense), net: Other operating income (expense), net totaled P$71 million and P$25 million losses in 2007 and 2006 quarters, respectively. Higher expenses in 2007 quarter are primarily attributable to increased losses in the Oil and Gas Exploration and Production business segment.

Operating income: Operating income recorded a P$407 million drop to P$255 million in 2007 quarter from P$662 million in 2006 quarter. Operating income for 2006 quarter includes a P$190 million gain attributable to operations in Venezuela. Without consolidation, operating income decreased P$217 million. Operating income for the Oil and Gas Exploration and Production and Petrochemicals business segments fell P$126 million and P$29 million, respectively. In addition, intersegment results accounted for a P$52 million reduction.

Equity in earnings of affiliates: Equity in earnings of affiliates decreased P$18 million to P$51 million in 2007 quarter from P$69 million in 2006 quarter mainly as a consequence of: (i) reduced income from our equity in the earnings of Petrobras Bolivia Refinación due to the restructuring of businesses in Bolivia; and (ii) reduced income from our equity in the earnings of Refinería del Norte, mainly attributable to a drop in sales to the foreign market whose contribution margins are higher than those of the domestic market, adversely affected by the price stabilization policy in force in Argentina. Conversely, equity in earnings of Edesur resulted in increased gains as a consequence of the application of new rates, according to ENRE Resolution No.50, with retroactive effects as of November 2005.

Financial expenses and holding losses: Financial expenses and holding losses accounted for P$17 million and P$92 million losses in both periods, respectively. Reduced losses in 2007 quarter are mainly attributable to increased income from the holding of stocks and reduced interest expenses and exchange losses.

Other income (expense), net: Other income (expense), net recorded a P$3 million gain in 2007 quarter compared to a P$26 million loss in 2006 quarter. Gains  in 2007 quarter are mainly attributable to a P$23 million income from the sale of the shareholding in Hidroneuquén and a P$20 million loss resulting from an impairment charge in connection with loans granted to joint venture partners in Venezuela. In 2006 quarter expenses are mainly attributable to assessments by Seniat in Venezuela.

Income Tax:  Income tax charge decreased to P$50 million in 2007 quarter from P$129 million in 2006 quarter.

ANALYSIS OF OPERATING RESULTS BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

Operating income: Operating income for the Oil and Gas Exploration and Production business segment declined P$316 million to P$308 million from P$624 million in the same quarter of previous year.

Operating income for 2006 quarter includes a P$190 million gain attributable to operations in Venezuela. Excluding these results, operating income for this business segment declined P$126 million.

The table below shows the Company’s operating income for this business segment:

Net sales: Net sales for this business segment decreased P$225 million to P$1,024 million in 2007 quarter from P$1,249 million in 2006 quarter. In 2006 quarter, net sales include P$312 million attributable to the consolidation of operations in Venezuela. Without consolidation, net sales increased P$87 million, mainly due to a rise in oil and gas sales volumes and higher gas prices.

In the period under review sales volumes increased 10.4% to 128.9 thousand barrels of oil equivalent. Daily production volumes of oil equivalent slightly decreased 1% to 124 thousand barrels of oil equivalent, mainly as a consequence of strikes in Ecuador that prevented normal operation in the field where production activities were only possible during 11 out of the 31 days of the month of March of 2007.

Crude oil sales increased 6.4% to P$868 million from P$816 million as a consequence of the 11.9% rise in sales volumes, partially offset by a 4.9% decline in average prices in line with international reference prices. The increase in sales volumes mainly derives from reduced sales in the same period of previous year as a consequence of the rise in stock levels due to the postponement of crude oil shipments and the stocking of crude oil in order to supply San Lorenzo Refinery once all capacity expansion works have been completed.

Gas sales volumes increased 28.4% to P$152 million from P$118 million as a consequence of the combined effect of a 18.5% rise in average prices and an 8.4% increase in sales volumes. Gas sales prices significantly rose in Argentina mainly due to higher export prices derived from the recognition by our clients of improved export duties and higher prices to industrial consumers and, to a lesser extent, in Bolivia due to the increase in the price of fuel oil which is included in the formula used as the basis for calculation of the sales price. The increase in gas sales volumes was mainly observed in Argentina due to the start-up of production in El Mangrullo field at the Neuquén Basin and increased production in Santa Cruz I field at the Austral Basin.

Gross profit: Gross profit for this business segment decreased P$211 million to P$525 million from P$736 million. Excluding operations in Venezuela, gross profit declined P$18 million or 3.3%. The respective margin on sales declined to 51.3% from 59% in 2006 quarter. The lifting cost increased 26% to P$15.2 per barrel of oil equivalent mainly due to the rise in costs in Argentina as a consequence of higher inflation rates, increased pressure by Oil Trade Unions which boosted the rise in fees for contractors’ and Company’s own personnel’s fees and in general the increase in fees for oil services.

Administrative and selling expenses: Administrative and selling expenses slightly decreased to P$82 million from P$85 million.

Exploration expenses: Exploration expenses totaled P$60 million in 2007 quarter with no expenses recorded in the same period of previous year. In 2007 quarter, exploration expenses are mainly associated with unsuccessful results in exploration wells in El Martillo/El Campamento and Cañadón del Puma areas and exploration expenses in Enarsa 1 at Colorado Marina Basin, in Argentina.

Other operating expenses, net: Other operating expenses, net accounts for losses of P$75 million and P$27 million, respectively. Losses for 2007 quarter are mainly associated with: (i) losses of P$47 million in Ecuador, mainly derived from the effects of the new hydrocarbons law; (ii) environmental remediation expenses in the amount of P$10 million; and (iii) costs associated with the unused transportation capacity under the contract with Oleoducto de Crudos Pesados S.A., which accounted for losses of P$20 million.  Losses for 2006 quarter mainly reflect costs associated with the unused transportation capacity under the contract with Oleoducto de Crudos Pesados S.A., which accounted for losses of P$43 million.

Refining and Distribution

Operating income: Operating income for the Refining and Distribution segment reflected losses of P$96 million and P$99 million in 2007 and 2006 quarters, respectively. During 2007 quarter, the business operating margins slightly recovered due to the 8% decrease in crude oil costs and the increase in refined products international reference prices mainly resulting in higher prices for products not subject to the anti-inflationary price control measures implemented in Argentina.

The table below shows operating income breakdown for the Refining and Distribution business segment:

(in millions of pesos)

Gross profit: Gross profit for 2007 and 2006 quarters was negative at P$9 million and P$36 million, with negative gross margins of 0.7% and 3.4%, respectively.

Net sales: Net sales for refinery products rose P$168 million or 15.9% to P$1,224 million in 2007 quarter from P$1,056 million in 2006 quarter, mainly due to increased sales volumes, specially diesel oil, gasoline, reformer plant by-products and VGO and, to a lesser extent, a slight increase in sales prices.

Crude oil volumes processed during 2007 quarter increased 16.8% to 75.4 thousand barrels per day, as a consequence of the overall revamping at San Lorenzo Refinery at the end of 2006.

Gasoline sales volumes increased 17.6% to 218 thousand cubic meters, due to increased sales to the domestic market as a result of a higher demand in line with the growth in motor vehicles in Argentina.

Diesel oil sales volumes rose 12.3% to 467.7 thousand cubic meters due to an increased demand in the domestic market boosted by a higher level of economic activity in the country and the applicable regulations which require to increase sales volumes in the domestic market.

Asphalt and heavy distillate volumes remained basically unchanged in both quarters.

Products not subject to government measures to control inflation reflected an average price increase of 3%, particularly aromatics and paraffins, benzene and export motor gasoline.

Administrative and selling expenses: Administrative and selling expenses rose to P$84 million from P$70 million in 2006 quarter, mainly due to higher labor costs and expenses derived from increased sales volumes in the period under review.

Petrochemicals

Operating income: Operating income for the Petrochemicals business segment decreased P$29 million to P$26 million in 2007 quarter from P$55 million.

The table below shows operating income breakdown for the Petrochemicals business segment:

(in millions of pesos)

Net sales: Net sales increased P$101 million to P$582 million in 2007 quarter from P$481 million in 2006 quarter (net of eliminations in the amount of P$69 million and P$56 million for styrenics operations between Argentina and Innova, respectively), predominately derived from the combined effect of higher sales volumes and, to a lesser extent, improved sales prices.

Styrenics sales in Argentina increased to P$269 from P$231, due to the combined effect of a 7.6% rise in sales volumes and a 7.8% improvement in prices. Revamping works were performed at the styrene plant in 2006 which allowed to increase production capacity from 110 to 160 thousand tons per year. In this context, styrene sales rose 11.4% in 2007 quarter compared to 2006 quarter, driven by higher styrene and propane-propylene domestic sales, increased ethylbenzene volumes sold to Innova and higher rubber exports to the Brazilian market.

Styrenics sales in Brazil increased to P$328 from P$269, due to the combined effect of a 16.8% improvement in prices and a 9.1% increase in sales volumes. This increase is mainly attributable to a 17.6% rise in styrene due to the market growth, competitors’ shortage of supply and the incorporation of new clients.

The improvement in prices both in Argentina and Brazil is attributable to the increase in international reference prices.

Fertilizer sales rose to P$53 from P$37, mainly due to a 61.2% increase in sales volumes as a result of a higher demand driven by the rise in international prices for grains.

Gross profit: Gross profit declined P$33 million or 28% to P$85 million from P$118 million in the same period of previous year and gross margin on sales dropped to 14.6% from 24.5%, mainly as a result of the significant increase in raw material costs that could be partially passed through to sales prices.

Administrative and selling expenses: Administrative and selling expenses rose to P$76 million from P$64 million, predominately due to increased labor costs and, to a lesser extent, higher freight costs in line with increased export volumes.

Other operating income: Other operating income increased P$16 million in 2007 quarter to P$17 million, mainly due to the increase in the amount accrued for the tax benefits granted under the Fundopem program in Brazil, which totaled P$17 million and P$9 million in 2007 and 2006 quarters, respectively.

Gas and Energy:

Marketing and Transportation of Gas

Operating income: Operating income for the Marketing and Transportation of Gas business accounted for a P$14 million gain in both quarters.

The table below shows operating income breakdown for this business segment:

(in millions of pesos)

Net sales: Sales revenues in the period under review increased P$42 million or 23.6% to P$220 million from P$178 million, mainly due to the rise in gas sales prices and volumes.

Sales revenues from gas produced by the Company increased by P$48 million or 57% to P$132 million from P$84 million, predominately due to a 43% rise in sales prices as a result of higher export prices attributable to contract renegotiation and the rise in international reference prices. Sales volumes rose 10% to 271.3 million cubic feet per day in 2007 from 247.6 million cubic feet per day in 2006, due to the increase in the Company’s own production in the Neuquén basin.

Liquid fuels sales revenues increased by P$2 million or 2.7% to P$76 million from P$74 million. Sales volumes rose 10.3% to 72.8 thousand tons in 2007 from 66 thousand tons in 2006 mainly due to higher production at Cerri Complex, owned by TGS. In addition, sales prices declined 6.5% as a result of lower international reference prices.

Sales revenues from gas and LPG brokerage services totaled P$12 million and P$20 million in 2007 and 2006 quarters, respectively.

Gross profit: Gross profit for 2007 and 2006 quarters was positive at P$6 million and P$3 million and gross margin on sales was 2.7% and 1.7%, respectively. Increased gross profit in 2007 quarter is mainly attributable to higher export reference prices and increased gas sales volumes.

Other operating income: Other operating income accounted for gains of P$10 million and P$13 million in 2007 and 2006 quarters, respectively, due to technical assistance services provided to TGS’s technical operator.

Electricity

Operating income: Operating income for the Electricity business decreased P$9 million to P$43 million in 2007 quarter from P$52 million.

The table below shows operating income breakdown for the Electricity business segment:

(in millions de pesos)

Electricity Generation

Net sales: Net sales of electricity generation increased P$16 million to P$128 million in 2007 quarter from P$112 million in 2006 quarter, basically due to the effect of a 24.8% improvement in energy average sales prices. This increase is mainly attributable to the 6% rise in demand, which resulted in energy deliveries by less efficient thermal machines.

Net sales attributable to Genelba Power Plant increased P$16 million or 17% to P$110 million from P$94 million, primarily due to a 24.9% rise in average sales prices to P$82.6 per MWh in 2007 quarter from P$66.1 per Mwh in 2006 quarter. Energy delivered fell 84 GWh or 5.9% to 1,332 GWh in 2007 quarter, in line with the decline in the plant factor and availability factor which averaged 94% and 100% in 2007 and 2006 quarters, respectively.

Despite the 23.7% increase in the average sales price, net sales attributable to Pichi Picún Leufú totaled P$18 million in both quarters as a result of a 21.3% decline in generation volumes. During 2007, energy delivered declined to 214 GWh from 272 GWh in the same period of previous year, primarily due to maintenance works.

Gross profit: Gross profit for the generation business declined P$7 million to P$47 million in 2007 quarter from P$54 million in 2006 quarter, due to the combined effect of higher generation costs in line with the rise in gas prices and increased energy purchases to meet the commitments assumed as a result of lower generation volumes in the period under review.

Administrative and selling expenses: Administrative and selling expenses for the generation business totaled P$5 million and P$4 million in 2007 and 2006 quarters, respectively.

SUMMARIZED BALANCE SHEET AND INCOME STATEMENT STRUCTURE

The information below for the three-month periods ended March 31, 2005, 2004 and 2003 does not have retroactive effect under the new professional accounting standards. The information below for the three-month periods ended March 31, 2004 and 2003 does not reflect the effects of the merger of Petrobras Argentina S.A., Petrolera Santa Fe S.R.L. and EG3 S.A. into Petrobras Energía S.A.

Listed Price of the Company’s Share

Statistical Data

The information below for the three-month periods ended March 31, 2004 and 2003 does not reflect the effects of the merger of Petrobras Argentina S.A., Petrolera Santa Fe S.R.L. and EG3 S.A. into Petrobras Energía S.A.

For the three-month period ended March 31,				
	2007	2006	2005	2004	2003
Crude oil sales (thousands of barrels)					
Argentina	4.374	3.845	5.207	4.536	4.652
Venezuela	-	3.823	4.128	4.264	2.732
Peru	1.112	1.140	1.109	1.035	1.040
Bolivia	121	92	112	128	120
Ecuador	1.260	1.058	869	517	236
Total	6.866	9.958	11.425	10.480	8.780
Natural gas sales (thousands of cubic feets)					
Argentina	24.318	22.417	21.538	18.435	18.816
Venezuela	-	1.642	2.080	2.384	1.527
Peru	803	756	683	737	740
Bolivia	3.288	3.041	3.691	3.425	3.528
Total	28.409	27.856	27.992	24.981	24.611
Petrochemicals sales (tons)					
Fertilizer	68.210	42.339	54.517	72.058	66.251
SBR	13.170	12.286	12.678	14.595	14.197
Styrene	48.291	42.307	46.806	33.227	35.874
Propylene	6.582	5.613	6.682	5.709	6.302
Polystyrene	45.022	44.901	42.662	36.456	37.769
Refining products sales					
Aromatics (tons)	4.415	7.248	21.164	16.101	13.353
Bencen (tons)	14.260	16.804	15.792	12.754	12.203
Gasoline (m3)	217.544	184.918	181.590	53.451	27.518
Gas Oil (m3)	467.696	416.447	427.235	214.247	184.457
Other middle distillates (m3)	1.621	1.272	1.601	1.422	787
Asphalts (tons)	52.970	54.106	48.313	28.845	14.966
Paraffins (tons)	69.865	38.366	49.580	27.193	22.841
Reformer plant products (tons)	28.671	29.195	35.243	19.362	18.029
Other heavy products (tons)	171.922	170.120	124.718	109.603	121.505
Electricity generation (gwh)					
Energy produced	1.412	1.575	1.483	1.408	1.174
Contracted sales	609	503	484	326	389
Spot sales	915	1.185	1.156	1.182	943
Total sales	1.524	1.688	1.640	1.508	1.332

DECIO FABRICIO ODDONE DA COSTA

                                                                          Chairman

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders, President and Directors of
Petrobras Energía Participaciones S.A.
Maipú 1, 22nd floor
Buenos Aires

Argentina

1. We have reviewed the accompanying consolidated balance sheet of Petrobras Energía Participaciones S.A. (“PEPSA”, an Argentine Corporation) and its subsidiaries and jointly controlled entities as of March 31, 2007, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the three-month period then ended, and notes 1 to 22. These financial statements are the responsibility of the Company’s management.

2. We conducted our review in accordance with the auditing standards in force in the Republic of Argentina applicable to a review of interim financial statements. These standards consist principally in applying analytical procedures to the financial data and inquiring of the individuals responsible for their preparation. As a review is substantially less in scope than an audit of financial statements, we do not express an opinion on the consolidated financial position of the Company and its subsidiaries and jointly controlled entities as of March 31, 2007, nor on the consolidated results of its operations, the consolidated changes in shareholders' equity and consolidated cash flows for the three-month period then ended. We believe that our review and the review report of the other professionals mentioned in paragraph 5 provide us with a reasonable basis to sustain the statement set forth in paragraph 9 below.

3. The accompanying consolidated financial statements were translated into the English language from those issued in Spanish in conformity with the regulations of the National Securities Commission (“CNV”). They were also reformatted in a manner different from those presented in Spanish, but in all other respects follow accounting principles and reporting practices that conform to CNV regulations.

4. As further explained in note 2 to the consolidated financial statements, certain accounting practices applied by the Company conform to the accounting standards set forth by the CNV, but do not conform to accounting principles generally accepted in the United States. The effects of these differences have not been quantified by the Company.

5. The financial statements of the related company Distrilec Inversora S.A. (“Distrilec”), accounted for under the proportional consolidation method by PEPSA as of March 31, 2007, were reviewed by other professionals whose review report dated May 2, 2007 was furnished to us. Our statement rendered in paragraph 9, insofar as it relates to the amounts included in the consolidated financial statements for Distrilec before considering the adjustments made by the Company as disclosed in note 9, is based solely on the report of the referred professionals. The assets and net sales of Distrilec incorporated by the proportional consolidation method before considering the referred adjustments, represent approximately 8% and 11% of the related total consolidated amounts as of March 31, 2007 and for the three-month period then ended.

6. The review report issued by the other professionals mentioned in paragraph 5 on the financial statements of Distrilec does not contain modifications.

The assets and net sales of Distrilec incorporated by the proportional consolidation method represent approximately 8% and 8% of the related total consolidated amounts as of March 31, 2007 and for the three-month period then ended.

7. As described in note 9 to the consolidated financial statements, Compañía de Inversiones de Energía S.A. (“CIESA”) and its subsidiary Transportadora de Gas del Sur S.A. (“TGS”) have been adversely affected by the adoption by the Argentine Government of several economic measures, including the redenomination into pesos of their rates, the ongoing renegotiation of the license and the devaluation of the peso. Additionally, CIESA entered in September 2005 into a debt restructuring agreement in connection with the debt on which it had previously defaulted, of which the approval by certain regulatory authorities is pending as of the date of this report. In turn, as described in note 10 to the consolidated financial statements, in April 2007 TGS initiated a debt restructuring process, the outcome of which depends on the new issuance of bonds under terms and conditions considered to be reasonable by TGS. The situations described in connection with TGS give rise to uncertainties with respect to the future development of the regulated business of this company and, therefore, as to the future cash flows and results of operations of CIESA, which depend on the income obtained from its investment in its subsidiary TGS. The financial statements of CIESA have been prepared by this company’s management considering that the entity had the ability to continue operating as a going concern. Accordingly, CIESA’s financial statements do not include the effects of potential adjustments or reclassifications, if any, that may be required if the situations described above are not successfully resolved. In addition, the resolution of the uncertainties referred to above may determine that CIESA’s assumptions underlying the projections relating to the determination of the recoverable value of its non-current assets do not materialize in the future. The accompanying consolidated financial statements of PEPSA as of March 31, 2007 do not include any adjustments or reclassifications that may result from the resolution of these uncertainties.

The assets and net sales of CIESA incorporated by the proportional consolidation method account for approximately 13% and 6% of the related total consolidated amounts as of March 31, 2007 and for the three-month period then ended.

8. As described under the heading Operations in Venezuela in note 6 to the consolidated financial statements, PEPSA indirectly holds interests in certain jointly owned entities operating specific hydrocarbon areas in Venezuela. The Company accounted for its investments as of March 31, 2007 under the equity method. Additionally, the Company recognized other accounts receivable in the amounts it deems may be used for the payment of: a) acquisition bonds under any new project of jointly owned entities for the development of oil exploration and production activities, or b) license for the development of gas exploration and production activities in Venezuela. The Company accounted for the equity value of its interests in the jointly owned entities and estimated the recoverable value of the assets involved as of March 31, 2007 based on the available information at that date. However, the materialization of certain assumptions used by the Company’s management depend on future events and actions, some of which are beyond its control and might affect the carrying value of these assets in the future.

9. Based on our review and the review report of the other professionals referred to in paragraph 5, with the exception of the matters described in paragraphs 7 and 8, the financial statements referred to in paragraph 1 consider all the significant facts and circumstances which we are aware of and we have no other significant observations to make thereon.

10.The consolidated financial statements of PEPSA as of and for the year ended December 31, 2006, of which the consolidated balance sheet is presented for comparative purposes, were examined by us. We issued an audit report in which we expressed an opinion, based on our own audit and the reports of other auditors on the related company CIESA. Our report on these consolidated financial statements of PEPSA indicated that the other auditors’ report on CIESA’s consolidated financial statements as of and for the year ended December 31, 2006 contained qualifications relating to: (a) the non-recognition of the effects of the changes in the purchasing power of the Argentine peso from March 1 to September 30, 2003, as in the opinion of the other auditors such recognition is required by the professional accounting principles in force in the City of Buenos Aires but not allowed by the related regulations of the CNV, and (b) unresolved uncertainties as to: (i) the ability of CIESA to continue operating as a going concern, (ii) the future development of the regulated business of TGS, and (iii) the recoverable value of the  non-current assets of CIESA and of TGS if the assumptions underlying the projections used by the company to estimate such recoverable value do not materialize in the future. In addition, our audit report contained qualifications regarding the foregoing unresolved uncertainties of CIESA and TGS and the determination of the recoverable values of the assets in Venezuela referred to in paragraph 8.

Additionally, other professionals issued a review report dated May 5, 2006 on PEPSA’s consolidated financial statements as of and for the three-month period ended March 31, 2006, of which the consolidated statements of income, of changes in shareholders’ equity and of cash flows are presented for comparative purposes. Such review report was based on the review performed by such professionals and on the review reports of other professionals on the consolidated financial statements as of March 31, 2006 of the related companies CIESA and Distrilec. The aforementioned review report for PEPSA dated May 5, 2006: a) indicated that the review report for CIESA contained, among others, qualifications involving unresolved uncertainties as to (i) the ability of CIESA to continue operating as a going concern, and (ii) the recoverable value of its non-current assets; b) contained observations relating to the unresolved uncertainties described above with respect to CIESA; c) indicated that the review report of the other professionals for Distrilec contained, among others, qualifications regarding (i) the uncertainty related to the recognition of the effects of the Memorandum of Understanding signed by its subsidiary Empresa Distribuidora Sur S.A. (“Edesur”) with UNIREN (Public Utilities Agreement Renegotiation and Analysis Unit) as part of the concession agreement renegotiation process, while the ratification of the referred Memorandum by the Argentine Government was still pending, and (ii) the uncertainty as to the recoverable value of the property, plant and equipment of its subsidiary Edesur given that the materialization of certain assumptions used by this company to estimate such recoverable value is contingent on future events and actions beyond the control of the Edesur’s management and thus the final outcome cannot be reasonably determined as of the date of the review report of the other professionals, and d) indicated that the consolidated financial statements of PEPSA as of March 31, 2006 did not contemplate any adjustments that might be required if the uncertainties previously mentioned with respect to CIESA and Distrilec were resolved as the outcome of such resolution could  not be determined as of the date of such report.

Buenos Aires (Argentina), May 8, 2007

SIBILLE

Gabriel E. Soifer

Partner

PETROBRAS ENERGÍA PARTICIPACIONES AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2007 AND 2006

(Stated in millions of Argentine pesos - See Note 2.c)

PETROBRAS ENERGÍA PARTICIPACIONES AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2007 AND DECEMBER 31, 2006

(Stated in millions of Argentine pesos - See Note 2.c)

2007	2006
CURRENT ASSETS		
Cash	82	86
Investments (Note 9.a)	1,177	1,479
Trade receivables	1,372	1,416
Other receivables (Note 17.a)	1,164	1,182
Inventories (Note 8)	1,096	888
Other assets	-	1
Total current assets	4,891	5,052
NON-CURRENT ASSETS		
Trade receivables	195	124
Other receivables (Note 17.a)	659	691
Inventories (Note 8)	82	81
Investments (Note 9.a)	3,652	3,630
Property, plant and equipment (Note 22.a)	10,930	10,838
Other assets	40	41
Total non-current assets	15,558	15,405
Total assets	20,449	20,457
CURRENT LIABILITIES		
Accounts payable	1,489	1,603
Short-term debt (Note 10)	2,341	2,646
Payroll and social security taxes	252	276
Taxes payable	331	331
Reserves (Note 13)	72	95
Dividends to be paid	45	-
Other liabilities (Note 17.b)	147	192
Total current liabilities	4,677	5,143
NON-CURRENT LIABILITIES		
Accounts payable	78	49
Long-term debt (Note 10)	4,846	4,716
Payroll and social security taxes	43	36
Taxes payable	1,435	1,492
Reserves (Note 13)	129	85
Other liabilities (Note 17.b)	429	366
Total non-current liabilities	6,960	6,744
Total liabilities	11,637	11,887
MINORITY INTEREST IN SUBSIDIARIES	2,407	2,350
SHAREHOLDERS' EQUITY (Per respective statements)	6,405	6,220
	20,449	20,457

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ENERGÍA PARTICIPACIONES AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

STATEMENTS OF CHANGES IN SHAREHOLDERS´ EQUITY

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2007 AND 2006

(Stated in millions of Argentine pesos - See Note 2.c)

PETROBRAS ENERGÍA PARTICIPACIONES AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2007 AND 2006 (a)

 (Stated in millions of Argentine pesos - See Note 2.c)

2007	2006
Cash provided by (used in) operations:		
Net income	182	365
Reconciliation to net cash provided by (used in) operating activities:		
Minority interest in subsidiaries	97	144
Equity in earnings of affiliates (Note 9.b)	(16)	(54)
Financial expense, net	12	43
Dividends collected (Note 9.c)	13	6
Depreciation of property, plant and equipment	267	312
Gain resulted from the sale of Hidroneuquén S.A.	(23)	-
Advances to exploitation partners in Venezuela allowance	20	-
Seniat claim - Venezuela	-	29
Impairment of unproved oil and gas properties	36	-
Income tax provision	97	132
Income tax paid	(100)	(4)
Accrued interest	151	143
Interest paid	(160)	(161)
Other	8	(21)
Changes in assets and liabilities:		
Trade receivables	(36)	(55)
Other receivables	99	(123)
Inventories	(203)	(152)
Other assets	2	3
Accounts payable	8	(64)
Payroll and social security taxes	(14)	5
Taxes payable	(103)	79
Other liabilities	61	(74)
Net cash provided by operations	398	553
Cash provided by (used in) investing activities:		
Acquisition of property, plant and equipment and interest in companies and oil and gas areas	(515)	(392)
Sale of property, plant and equipment and interest in companies and oil and gas areas	53	-
Net decrease in investments other than cash and cash equivalents	14	3
Reimbursement of contributions	-	(3)
Net cash used in investing activities	(448)	(392)
Cash provided by (used in) financing activities:		
Net increase (decrease) in short term debt	289	(58)
Receipts of long-term debt	374	138
Payments of long-term debt	(889)	(142)
Net cash used in financing activities	(226)	(62)
Effect of exchange rate change on cash	4	4
(Decrease) increase in cash	(272)	103
Cash and cash equivalents at the beginning of the year	1,350	790
Cash and cash equivalents at the end of the period (See Note 17.e)	1,078	893

(a) Cash and cash equivalents include highly liquid, temporary cash investments with original maturities of three months or less.

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2007 AND 2006

(Amounts stated in millions of Argentine pesos — see Note 2.c, unless otherwise indicated)

1. Business of the Company

Petrobras Energía Participaciones S.A. (hereinafter “Petrobras Participaciones” or “the Company”) is a holding Company that operates through Petrobras Energía S.A. (“Petrobras Energía”) and its subsidiaries. The Company holds 75.8% of “Petrobras Energía”, an integrated energy company, focused in oil and gas exploration and production, refining, petrochemical activities, generation, transmission and distribution of electricity and sale and transmission of hydrocarbons. Petrobras Energía has businesses in Argentina, Bolivia, Brazil, Ecuador, Peru, Venezuela, México and Colombia. The Company fiscal year ends on December 31 of each year.

2. Basis of presentation

Petrobras Participaciones consolidated financial statements have been prepared in accordance with the regulations of the Argentine Securities Commission (“CNV”) and except for the matters described in Note 3, with Generally Accepted Accounting Principles  in Argentina, as approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”, Professional Council in Economic Sciences of the City of Buenos Aires) applicable to consolidated financial statements (“Argentine GAAP”).

The accompanying consolidated financial statements have been translated into the English language from those issued in Spanish in accordance with the CNV regulations. They have also been reformatted in a manner different from that presented in Spanish, but in all other respects follow accounting principles that conform with the CNV regulations.

Certain accounting principles applied by the Company do not conform with U.S. generally accepted accounting principles ("U.S. GAAP"). The difference between the accounting practices applied by the Company and U.S. GAAP have not been quantified. Accordingly, these consolidated financial statements are not intended to present financial position, results of operations and cash flows in accordance with U.S. GAAP.

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements.

The preparation of financial statements in conformity with Argentine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While it is believed that such estimates are reasonable, actual results could differ from those estimates.

a) Basis of consolidation

In accordance with the procedure set forth in Technical Resolution No. 21 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), Petrobras Participaciones has consolidated line by line its financial statements with the financial statements of the companies over which Petrobras Participaciones exercises control or joint control.  Joint control exists where all the shareholders, or only the shareholders owning a majority of the votes, have resolved, on the basis of written agreements, to share the power to define and establish the company’s operating and financial policies.

In the consolidation of controlled companies, the amount of the investment in such subsidiaries and the interest in their income (loss) and cash flows are replaced by the aggregate assets, liabilities, income (loss) and cash flow of such subsidiaries, reflecting separately the minority interests in the subsidiaries. The related party receivables, payables and transactions within the consolidated group are eliminated. The unrealized intercompany gains (losses) from transactions within the consolidated group have been completely eliminated.

In the consolidation of companies over which the Company exercises joint control, the amount of the investment in the affiliate under joint control and the interest in its income (loss) and cash flows are replaced by the Company’s proportional interest in the affiliate’s assets, liabilities, income (loss) and cash flows. The related party receivables, payables and transactions within the consolidated group and companies under joint control have been eliminated in the consolidation pro rata to the shareholding of the company.

The companies under joint control are Distrilec Inversora S.A. (“Distrilec”), Compañía de Inversiones de Energía S.A. (“CIESA”) and Compañía Inversora de Transmisión Eléctrica Citelec S.A. (“Citelec”). The Company has not consolidated proportionately on a line-by-line basis the assets, liabilities, income (loss) and cash flows of the interest in Citelec S.A. since Petrobras Energía commited to divest such interest in connection with the transfer of 58.62% of the shares of Petrobras Participaciones to Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (see Note 9.I).

The data about the companies over which the Company exercises control, joint control and significant influence are disclosed in Note 22.f).

b) Foreing Currency translation

The Company applies the translation method established by Technical Resolution No. 18 of the FACPCE for the translation of financial statements of foreign subsidiaries, affiliates, branches and joint ventures.

In the opinion of the Company’s Management, the transactions carried out abroad have been classified as “not integrated” to the Company’s transactions in Argentina.  Such transactions are not an extension of the Company’s transactions due to, among others, the following reasons:

a) transactions with the Company are not a high proportion of the entity’s activities abroad;

b) foreign business activities are partially financed with funds from their own transactions and with local loans;

c) sales, workforce, materials and other costs of goods and services related to transactions abroad are settled mainly in a currency other than the currency of the investor’s financial statements; and

d) the Company’s cash flows are independent from the day-to-day activities of the foreign business and are not directly affected by the size or frequency of the foreign business activities.

Upon applying the translation method, the foreign transaction are first remeasured into US dollars (functional currency for such transactions), as follows:

* Assets and liabilities stated at current value are converted at the closing exchange rates.

* Assets and liabilities measured at historical values and the income (loss) are converted at historical exchange rates.

Remeasurement results are recognized in the Statements of Income as “Financial results”.

 After the transactions are remeasured into US dollars, they are translated into Argentine pesos as follows:

* Assets and liabilities are translated by using the closing exchange rate.

* Income (loss) is translated at the historical exchange rates.

The translation effect arising from the translation of the foreign operations is disclosed in the Shareholders’ equity as “Deferred results”.

Exchange differences arising from the Company’s liabilities in foreign currency assumed to hedge the Company’s net investment in foreign entities are recorded in the “Deferred Results” account (See note 2.f).

c) Restatement in constant money

The Company presents its consolidated financial statements in constant money following the restatement method established by Technical Resolution No. 6 of the FACPCE and in accordance with CNV General Resolutions No. 415 and 441.

Under such method, the consolidated financial statements integrally recognize the effects of the changes in the purchasing power of Argentine peso through August 31, 1995.  Starting September 1, 1995, under CNV General Resolution No. 272, the Company has interrupted the use of this method and maintained the restatements made through such date.  This method has been accepted by professional accounting standards through December 31, 2001.

On March 6, 2002, the CPCECABA approved the Resolution MD No. 3/2002 providing, among other things, the reinstatement of the adjustment-for-inflation method for the interim periods or years ended after March 31, 2002, allowing for the accounting measurements restated based on the change in the purchasing power of the peso through the interruption of adjustments, such as those whose original date is within the stability period, to be stated in pesos as of December 2001.  Through the General Resolution No. 415 dated July 25, 2002, the CNV requires that the information related to the financial statements that are to be filed after the date on which the regulation became effective be disclosed adjusted for inflation.

The restatement according to the constant pesos method is applied to the accounting cost values immediately preceding the capitalization of the exchange differences capitalization of the exchange differences mentioned in note 4.o), which represent an anticipation of the effects of variances in the purchasing power of the Argentine peso, which will be subsequently absorbed by the restatement in constant pesos of the assets indicated in such note.

On March 25, 2003, the Executive Branch of Government issued the Executive Order No. 664 establishing that the financial statements for years ending as from such date be filed in nominal currency.  Consequently, and under CNV Resolution No. 441, the Company no longer applied inflation accounting as from March 1, 2003. This method was not in accordance with professional accounting standards effective in the City of Buenos Aires. The CPCECABA, through Resolution N° 287/03 discontinued, the application of the restatement method starting October 1, 2003. The effects thereof do not significantly affect the Company's financial position.

d) Accounting for the transactions of oil and gas exploration and production joint ventures and foreign branches

The Company´s interests in oil and gas involve exploration and production joint ventures which have been proportionally consolidated. Under this method, the Company recognizes its proportionate interest in the joint ventures' assets, liabilities, revenues, costs and expenses on a line-by-line basis in each account of its financial statements. Foreign branches have been fully consolidated.

e) Financial statements used

The financial statements of the subsidiaries and companies under joint control as of March 31, 2007 and 2006 and December 31, 2006 or the best available accounting information at such dates, were used for consolidation purposes and adapted to an equal period of time respect to the financial statements of the company, after considering the adjustments to correspond to the Company's valuation methods.

f) Changes in professional accounting standards

On August 10, 2005, the Board of the CPCECABA approved Resolution CD No. 93/2005, which introduced a series of changes to professional accounting standards. Through General Resolutions Nos. 485 and 487 dated December 29, 2005, and January 26, 2006, the CNV approved the abovementioned changes, which are effective for fiscal years beginning as from January 1, 2006.

The effects of these changes on the shareholders´equity as of December 31, 2005 are described below:

(i)   In calculating the recoverability of Property, Plant & Equipment and certain intangible assets, the recoverable value is considered to be the higher of the net realizable value and the discounted value of the expected cash flows, eliminating the first comparison with the nominal value of expected cash flows.

(ii)  The difference between the inflation-adjusted book value of Property, Plant & Equipment and other non-monetary assets and their tax basis is considered to be a temporary difference that gives rise to the recognition of a deferred liability, which – as provided by CNV General Resolution No. 487 – can either be booked or disclosed in notes to financial statements. The Company Management opted to book this effect to be consistent with the International Financial Reporting Standards (IFRS).

(iii) The effects of the measurement of the derivative instruments considered to be an effective hedge and the effects of the translation of foreign operations net of the foreign-exchange differences generated by the debt denominated in foreign currency designated as hedge for net investment abroad are no longer disclosed as item between liabilities and shareholders' equity ("mezzanine account") and, instead, are disclosed in shareholders' equity.

3. Accounting standards

These consolidated financial statements have been prepared in accordance with the applicable CNV regulations. The CNV regulations differ from Argentine GAAP as follows:

a) The date of discontinuance of the restatement in constant money provided for in FACPCE Technical Resolution No. 6, as described in note 2.c).

b) The possibility of capitalizing the financial costs of financing with the Company’s own capital may not be applied.

c) The alternative treatment prescribed in the professional accounting standards in connection with the capitalization of financial costs attributable to certain assets is considered mandatory.

4. Valuation methods

The main valuation methods used in the preparation of the consolidated financial statements are as follows:

a) Accounts denominated in foreign currency:

At the prevailing exchange rates at the end of each period, including accrued interest, if applicable.

The summary of accounts denominated in foreign currency is disclosed in Note 22.d).

b) Inventories:

Crude oil stock: at reproduction cost.

Raw materials and Materials: of high-turnover, at replacement cost; of low-turnover, at the last purchase price, restated in constant money, according to Note 2.c).

Work in progress and finished products relating to refining, distribution and petrochemical activities: at replacement or reproduction cost, as applicable, applied proportionally in the case of goods in process according to the degree of process of the related good.

Stock of liquid petroleum gases (NGL) in the gas pipeline system in excess of the line pack and held by third parties and stock of NGL obtained from natural gas processing: at replacement or reproduction cost, as appropriate.

Advances to suppliers: based on the amounts of money delivered.  Amounts in foreign currency were converted into pesos at the applicable exchange rate for the settlement of these transactions.

The carrying amount of these assets does not exceed their recoverable value.

c) Investments:

 Listed Government Securities of designated trading securities: at market value at the end of each year, less the estimated selling expenses. Any gain or loss due to market fluctuations is reflected currently in income in the “Financial income (expense) and holding gains (losses)” account.

Certificates of deposit and loans to affiliates over which significance influence is exercised: at face value plus accrued interest, according with the specific clauses for each operation. The carrying amount of these assets does not exceed their recoverable value.

Investments in mutual funds: at market prices at the end of each period.

Shares — Participation in affiliates, in which the Company exercises significant influence: by the equity method. For the determination of the Company's equity in affiliates over which significance influence is excercised, the Company has used financial statements from affiliates as of March 31, 2007 and 2006 and December 31, 2006 or the best available financial information.

For the determination of the Company's equity investments in affiliates, consideration has been given to the adjustments to adapt the valuation methods of some affiliates to those of the Company, irrevocable contributions made by others, elimination of reciprocal investments, intercompany profits and losses, the difference between acquisition cost and book value of affiliates at the time of the acquisition. Cash dividends from affiliates approved by shareholders' meetings held prior to the date of issuance of these consolidated financial statements, which are placed at the shareholders' disposal within a term not exceeding one year are deducted from the value of the investment and included in current investments.

The value under the equity method is stated at recoverable value if such value is exceeded.

Other shares – interests in affiliates in which the Company does not exercise significant influence: at acquisition cost restated in constant money as shown in Note 2.c).

d) Trade receivables and payables:

Trade receivables and payables have been valued at the spot cash estimated at the time of the transaction, plus accrued financial components, net of collections or payments, respectively. The principal amount is equal to the cash price, if available, or the nominal price less implicit interest calculated at the prevailing interest rate on the date of the original transaction.

Trade receivables include billed uncollected services and services rendered but not yet billed as of each period.

The total amount of receivables is net of an allowance for doubtful account, in providing such allowances, the Company evaluates different factors, including the clients’ credit risks, historical trends and other relevant information. Such evaluation may require future adjustments if economic conditions substantially differ from the assumptions made.

e) Financial receivables and payables:

Financial receivables and payables have been valued according to the money paid and collected, respectively, net of transaction costs, plus accrued financial gains (losses) on the basis of the explicit or estimated rate at such time, net of payments or collections.

f) Other receivables and payables:

Other receivables and payables have been valued on the basis of the best possible estimate of the amount to be collected and paid, respectively, discounted, using the estimated rate at the time of initial measurement, except for the deferred tax assets and liabilities which are at face value.

g) Property, plant and equipment:

Property, plant and equipment, except as indicated below, have been valued at acquisition cost restated in constant currency, according to Note 2.c), less related accumulated depreciation.

Property, plant and equipment related to foreign operations were converted into US dollars, as US dollars is the functional currency, at its historical exchange rates, and they have been translated into Argentine pesos at the exchange rate effective as of closing in accordance with the method for converting foreign operations described in Note 2.b).

The Company uses the successful efforts method of accounting for its oil and gas exploration and production activities, in accordance with the Statement of Financial Accounting Standard No. 19 (SFAS N°19), issued by United States Financial Accounting Standard Board. This method involves the capitalization of:  (i) the cost of acquiring properties in oil and gas exploitation and production areas; (ii) the cost of drilling and equipping exploratory wells that result in the discovery of reserves economically exploited; (iii) the cost of drilling and equipping development wells, and (iv) the estimated future costs of abandonment and restoration.

In accordance with SFAS N°19, exploration costs, excluding exploratory well costs, are charged to expense during the year in which they are incurred.  Drilling costs of exploratory wells are capitalized until determination is made on whether the drilling resulted in proved reserves that justify the commercial development.  If such reserves are not found, such drilling costs are charged to expense.  Occasionally, an exploratory well may determine the existence of oil and gas reserves but they cannot be classified as proved when drilling is complete.  In those cases, incorporating prospectively the changes introduced by the interpretation FASB Staff Position 19-1, starting July 2005 such costs continue to be capitalized insofar as the well has allowed to determine the existence of sufficient reserves to warrant its completion as a production well and the company is making sufficient progress in evaluating the economic and operating feasibility of the project.

The value of Transportadora de Gas del Sur S.A.´s (“TGS”) property, plant and equipment was determined based on the price paid for the acquisition of 70% of TGS´s common stock.  This price was the basis to determine a total value of common stock, to which was added the value of the debts assumed under the Transfer Agreement, in order to determine the initial value of property, plant and equipment.  Such value has been restated into constant pesos as explained in Note 2.c)

The cost of works in progress, whose construction will extend over time, includes the computation of financial costs accrued on loans granted by third parties, if applicable, and the costs related to putting the facilities into operation that are considered net of any income obtained from the sale of commercially valuable production during the process.

The actual costs of major maintenance, repairs and the mayor maintenance that certain plant facilities require on a periodic basis are charged to expense when incurred.

The Company depreciates productive wells, as well as machinery, furniture and fixtures and camps in the production areas according to the units of production method, by applying the ratio of oil and gas produced to the proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Acquisition costs related to properties with unproved reserves is valued at cost and its recoverability is assessed from time to time on the basis of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of the concession.

Estimated future restoration and abandonment well costs in hydrocarbons areas discounted at an estimated rate at the time of their initial measurement, are included in the value at which the assets that gave rise to such costs are capitalized, and are depreciated using the units of production method.  Additionally, a liability is recognized for such costs at the estimated value of the discounted amount payable.

The Company estimates its reserves at least once a year. The Company's reserve estimates as of December 31, 2006, were audited by Gaffney, Cline & Associates Inc., international technical advisors. The technical revision covered approximately the 93% of the Company’s estimated reserves.

The Company 's remaining property, plant and equipment are depreciated by the straight-line method based on their existing exploitation concession terms and their estimated useful lives as the case may be.

The value of property, plant and equipment, measured for each identifiable business unit or line of business producing an independent stream of revenues for the Company, does not exceed its recoverable value. Company Management assesses the recoverability of property, plant and equipment items whenever there occur events or changes in circumstances (including significant decreases in the market value of assets, in the prices of the main products sold by the Company or in oil and gas reserves, as well as changes in the regulatory framework for Company activities, significant increases in operating expenses, or evidence of obsolescence or physical damage) that could indicate that the value of an asset or of a group of assets might not be recoverable. The book value of a long-lived asset is adjusted to its recoverable value if its carrying amount exceeds the recoverable value in use.

From a regulatory standpoint, recoverable value is defined as the larger of net realizable value and discounted value in use, defined as the addition of the discounted expected net cash flows that arise as a direct result of the use and eventual disposition of the assets. To such end, among other elements, the premises that represent the best estimation made by Management of the economic conditions that will prevail throughout the useful life of the assets are considered.

In subsequent periods, the reversal of the impairment is analyzed if changes in the assumptions used to determine the asset recoverable value arise. In such a case, the book value of the asset or group of assets is raise to the smaller of: a) the book value that the asset or group of assets would have had if the impairment had never been recognized; and b) its recoverable value.

h) Environmental costs:

The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in capacity and safety; (b) environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book values of such assets together with the additional cost do not exceed their respective recoverable values.

Liabilities related to future remediation costs are recorded when environmental assessments are probable, and the costs can be reasonably estimated. The timing and magnitude of these accruals are generally based on the Company´s commitment to a formal plan of action, such as an approved remediation plan or the sale or disposal of an asset. The accrual is based on the probability that a future remediation commitment will be required.

The Company records the related liabilities based on its best estimate of future costs, using currently available technology and applying current environmental regulations as well as the Company´s own internal environmental policies.

i) Income tax, minimum presumed income tax and withholdings on export of hydrocarbons:

The Company and its subsidiaries estimates income tax on an individual basis under the deferred tax method.

The deferred tax balance as of the end of each period has been determined on the basis of the temporary differences generated in the items that have a different accounting and tax treatment.

To book such differences, the Company uses the liability method, which establishes the determination of net deferred tax assets and liabilities on the basis of temporary differences determined between the accounting measurement of assets and liabilities and the related tax measurement. Temporary differences determine the balance of tax assets and liabilities when their future reversal decreases or increases the taxes determined, without affecting the compensation of the respective amounts. The Company recognizes a deferred tax asset for an unused tax loss carry forward if, and only if, it is considered probable that there will be sufficient future taxable profit against which the loss can be utilized.

The deferred tax assets and liabilities have been valued at its face value.

The minimum presumed income tax is supplementary to income tax, since while the latter is levied on the year's taxable income, the minimum presumed income tax is a minimum tax levied on the potential income of certain productive assets at the rate of 1%, so that the Company's final liability will be equal to the higher of both taxes. However, should the minimum presumed income tax exceed the income tax in any given year, such excess may be applied to reduce any excess of income tax over the minimum presumed income tax in any of the ten succeeding years. The minimum presumed income tax assets have been valued at its discounted values.

For the operations in Argentina, Venezuela, Brazil, Peru, Ecuador, Bolivia, Austria and España the income tax accrual was calculated at the tax rates of 35%, 50%, 34%, 30%, 36.25%, 25%, 25% and 35% respectively. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is subject to a 12.5% withholding income tax.

As regards the Pichi Picún Leufú Hydroelectric Complex, as provided in the concession agreement since 2002, the Company pays hydroelectric royalties of 1% increasing at a rate of 1% per year up to the maximum percentage of 12% of the amount resulting from applying the rate for the bulk sale to the power sold under the terms of Section No. 43 of Law No. 15,336, as amended by Law No. 23,164. In addition, the Company is subject to a license fee payable monthly to the Federal Government for the use of the power source equivalent to 0.5% of the same basis used for the calculation of  hydroelectric royalty.

The Public Emergency and Exchange System Reform Law No. 25,561 establishes the creation of a system of withholdings on exports of hydrocarbons for five years, since March 1, 2002. The current withholding rate is 5% for refined products and 20% for LPG. There is a special withholding regime on crude oil exports, starting at 25% if the price per barrel equals or is less than US$ 32, plus increasing withholdings rates ranging from 3% to 20%, depending on whether the price per barrel of crude oil varies from US$ 32.01 to US$ 45, with a maximum withholding rate of 45% when the price exceeds US$ 45. In the case of natural gas, a rate of 45% is applicable on the gas import price from Bolivia. The effect of such withholdings is deducted from the respective selling prices.

j) Liabilities for labor costs:

Liabilities for labor costs are accrued in the years in which the employees provide the services that trigger the consideration.

The cost of defined contribution plans is periodically recognized in accordance with the contributions made by Petrobras Energía to the trust fund. For purposes of determining the estimated cost of post-retirement benefits granted to employees, the Company has used actuarial calculation methods, making estimates with respect to the applicable demographic and financial variables. The amount recognized as liability attributable to such benefits is the net amount resulting from the present value of the obligation, determined as mentioned above, the unrecognized prior service cost, the unrecognized actuarial results and, the present value of the plan assets, if any, to be directly used to repay the obligations.

k) Contingencies:

Certain conditions may exist as of the date of financial statements which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. Such contingent liabilities are assessed by the Company’s management based on the opinion of Petrobras Participaciones's legal counsel and the available evidence.

Such contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company´s business, as well as third party claims arising from disputes concerning the interpretation of legislation.

If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount of the loss can be estimated, a liability is accrued in the Reserves account. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

Significant litigations in which the Company is involved and the movements of reserves are disclosed in Note 13.

l) Basic/diluted earnings per share:

The basic earning per share is calculated by dividing the Company’s net income for the period by the weighted average number of shares outstanding during such period, net of the treasury stock. The diluted earning per share is calculated by dividing the Company’s net income for each period by the weighted average number of shares outstanding during such period, net of the treasury stock and the shares deliverable in connection with the Stock Option Plan (see Note 15).

m) Shareholders – equity accounts:

The equity accounts were restated into constant currency, according to Note 2.c), except for “Capital stock” that represents subscribed and paid-in capital.  The adjustment arising from the restatement into constant currency is disclosed under “Adjustment to capital stock”. The account “Treasury stock” relates to the purchases of shares of the Company by Petrobras Energía, and are deducted from the shareholders’ equity at acquisition cost. The “Deferred Results” account comprises the temporary differences arising from the measurement of derivative instruments determined to be an effective hedge, and the gain (loss) resulting from the translation of operations abroad, net of the exchange differences generated by the Company’s debts denominated in foreign currency designated as hedge for the net investment abroad (See Note 2.b).

n) Revenue recognition:

The Company generally sells crude oil, natural gas and petroleum, petrochemical and refined products and electricity. In all cases, revenues are recognized when the products are delivered, which occurs when the customer has taken title and has assumed the risks and rewards of ownership, prices are fixed or determinable and collectibility is reasonably assured.

Revenues from oil and natural gas production, in which the Company has a joint interest with other producers are recognized on the basis of the net working interest, regardless of actual assignation. Any imbalance between actual and contractual assignation will result in the recognition of a debt or credit according to the actual share in production, whether above or below the production resulting from our contractual interest in the consortium. As of March 31, 2007 and December 31, 2006, gas imbalance liabilities were 4 and 5, respectively, attributable to 115 and 124 million cubic meters, respectively.

Revenues from sales resulting from the natural gas transportation under firm agreements are recognized by the accrued reserve of the transportation capacity hired, regardless of the volumes carried. Revenues generated by interruptible gas transportation and by certain LNG production and transportation contracts, are recognized at the time the natural gas and the liquids, respectively, are delivered to the customers.  For other LNG production contracts and other services, the revenues are recognized when services are rendered.

Sales revenues from electric power distribution are recognized on the basis of the actual supply of the service, considering the billed portion resulting from periodic power measurements and an estimated amount accrued and not billed for the services supplied from the last measurement to year end. Services accrued and not billed as of year end are determined on the basis of the estimated daily power consumption for the days following the last measurement, based on users’ historical consumption, and adjusted by seasonality or other measurable factors that may have an impact on consumption.

o) Statement of income accounts:

Restated into constant currency , according to Note 2.c), considering the following:

- The accounts accumulating monetary transactions at nominal value, less imputed financial components, where applicable.

- Depreciation and consumption expenses related to non-monetary assets were charged to income (losses) taking into account the restated costs of such assets.

- Financial income (expense) and holding gains (losses) are broken down between those generated by assets and those generated by liabilities, net of the effects of capitalized financial expenses.

CNV General Resolution No. 398 allows, as an exceptional treatment, the one provided for in Resolution M.D. No. 3/2002 of the CPCECABA, whereby the exchange differences originated as from January 6, 2002, from liabilities in foreign currency existing as of that date directly related to the acquisition, construction, or production of property, plant and equipment, intangibles, and long-term investments in other companies organized in the country should be allocated at the cost values of such assets with a number of conditions established in such professional standard. Direct financing shall mean that which was granted by the supplier of the goods, that which was billed in foreign currency, or that which was obtained from financial institutions for identical purposes.  In the cases in which there is an indirect relation between the financing and the acquisition, production, or construction of the assets, such exchange differences may also be allocated, under certain conditions, to the cost values of such assets.  The Company has adopted the method of capitalizing exclusively the foreign exchange differences resulting from direct financing. Subsequently, in July 2003, the CPCECABA put into effect Resolution C.D. No. 87/03, which - among other measures - abrogated the provisions of Resolution M.D. No. 3/2002 mentioned above. Consequently, as from that date, the Company ceased to apply the exchange difference capitalization / de-capitalization method.

As of March 31, 2007 and December 31, 2006, the Company has capitalized exchange differences, through the investment in CIESA, amounting to a residual value of 24 and 24.

5. Accounting for derivative financial instruments

Derivative financial instruments are measured at their fair value, determined as the amount of cash to be collected or paid to settle the instrument as of the date of measurement, net of obtained or paid advances.

Changes in the accounting measurement of derivative financial instruments designated as cash flow hedge, which have been designated as effective hedges, are recognized under “Deferred results” in Shareholders´ equity. ”, and any other change is recognized under financial income (expense) for the period.  Changes in the accounting measurement of derivative financial instruments that do not qualify for hedge accounting are recognized in the statements of income under “Financial income (expense) and holding gains (losses)”.

A hedge is considered to be effective when at its inception, as well as during its life, its changes offset from eighty to one hundred and twenty five percent the opposite changes of the hedged item. In this respect, the Company excludes the specific component attributable to the time-value of an option when measuring the effectiveness of instruments that qualify for hedge accounting.

Hedge accounting must cease for the future upon occurrence of any of the following events: (a) the hedge instrument has matured or has been settled; (b) the hedge transaction is no longer effective; or (c) the projected transaction does not have a high likelihood of occurrence.  Should that be the case, the income (loss) arising from the hedge instrument that would have been allocated to “Transitory differences-Measurement of derivative financial instruments designated as effective hedge” should remain there until the committed or projected transactions occurs in the case of (a) and (b), and are charged to income in the case of (c).

The Company makes forward sales of US dollars in exchange for Argentine pesos. During the three-month periods ended March 31, 2007 and 2006 the Company recognized profits for such contracts in the amount of 0 and 3, respectively. As of March 31, 2007 and December 31, 2006 the face value of effective contracts amounts to US$ 10 million and US$ 18 million, respectively, at the average exchange rate of 3.25 and 3.26 Argentine pesos per US dollar, respectively.

Except for the above-mentioned items, as of March 31, 2007, the Company did not have positions in derivatives instruments.

6. Oil and gas areas and participation in joint ventures

As of March 31, 2007, Petrobras Energía and its affiliates were part of the oil and gas consortiums, joint ventures and areas indicated in Note 22.g). As of that date, the aggregate joint ventures and consortium assets, liabilities and results in which the Company is a party, included in each account of the balance sheet and the statement of income, respectively, utilizing the proportionate consolidation method,  are disclosed in Note 22.h).

The Company is jointly and severally liable with the other joint venturers for meeting the contractual obligations under these arrangements.

The production areas in Argentina and Peru are operated pursuant to concession production agreements with free crude oil availability.

According to Law No.17,319, royalties equivalent to 12% of the wellhead price of crude oil and natural gas are paid in Argentina for the production of crude oil and natural gas. The wellhead price is calculated by deducting from the sales price obtained in  transactions with third parties, or from the product price prevailing in the domestic market in case the product is subject to industrialization processes, freight and other expenses to make it available for sale.

In Peru, the royalties paid for the production of crude oil are determined on the basis of the price of a basket of varieties of crude oil, starting at a rate of 13% for prices of up to US$ 23.9 per barrel.  The royalty rate applicable as of March 31, 2007, was 25.8%.  Production of natural gas in Peru is subject to a fixed royalty of 24.5%.

In Venezuela, the partially state-owned companies (“mixed companies”) organized for the purpose of continuing with the operation of the areas in Venezuela (see Operations in Venezuela) will be subject to royalty payments of 33.33% and, in addition, they will be required to pay an amount equivalent to any difference between 50% of the value of oil & gas sales during each calendar year and the sum total of royalty payments made during such year plus income tax and any other tax or duty calculated on the basis of the sales revenues of the mixed companies. Mixed companies shall sell to Petróleos de Venezuela S.A. (“PDVSA”) all liquid hydrocarbons produced in the delimited area and the associated natural gas (when so provided in the agreement), according to a price formula associated with international benchmarks such as WTS and WTI and Venezuelan basket crude oils.

In Bolivia, pursuant to the terms of the contract signed in October 2006 with Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”), approved by the National Legislature on November 28, 2006, issued on January 11, 2007 and protocolized on May 2, 2007, Petrobras Energía branch will perform at its own risk and for its own account, in the name and on behalf of YPFB, exploration and production activities within the Colpa Caranda area. Pursuant to the agreement, YPFB will own the hydrocarbons, pay royalties, and direct tax on hydrocarbons, which in the aggregate amount to 50% of the production valued on the basis of sales prices, and will apply the remaining amount to pay, in the first place, the costs and depreciations associated to the development and exploitation of Petrobras Energía branch, and the rest will be shared by YPFB and the branch on the basis of an index calculated based on production volumes, depreciation rate, prices and taxes paid, among other items.

In Ecuador, operation contracts for Block 18 stipulate the free disposition of the oil produced and differential production percentages to go to the Ecuadorian Government. In the Pata field, the Government receives a production share ranging from 25.8%, if daily production is lower than 35,000 barrels per day, to 29%, if production exceeds 45,000 barrels per day. It is also adjusted depending on the crude oil quality factor. For intermediate production levels an incremental interest percentage within the previously established range is applied. As for operation of the Palo Azul field, the percentages are determined in accordance with a formula that takes into account the final price of the crude produced and the level of total proved reserves. At such respect, if the crude from Palo Azul is sold at less than US$ 15 per barrel, the Government receives about 30% of the crude produced, while, if the price of the crude is US$ 24 or higher, the Government receives about 50% of production, depending on the crude oil quality factor. For the intermediate price ranges, an increasing scale of price was applied.  The selling price of the Palo Azul crude is calculated using as a reference the barrel of WTI after the standard market discount for the Oriente crude.  As of March 31, 2007, the Government's equity interest in the oil produced at the Pata and Palo Azul fields was 25.8% and 50.5%, respectively.

In April 2006, the Ecuadorian State approved an Amendment to the Hydrocarbons Law which recognizes in favor of the Ecuadorian State a minimum 50% interest in extraordinary income from increases in the sales price of Ecuadorian crude oil (average monthly effective FOB sales price) with respect to the average monthly sales price as of the date of execution of the relevant agreements, stated in constant values as of the month of settlement. In July 2006 the respective regulations thereunder were issued, and Ecuadortlc S.A. and Petroecuador had differences as to their interpretation. In order to put an end to this uncertainty and at Ecuadortlc S.A.’s request, Petroecuador requested the Attorney General (“Procurador General del Estado”) to issue a decision in that respect. On October 12, 2006 Ecuadortlc S.A. took notice of the Opinion issued by the Attorney General whereby income from Palo Azul was exempted from the effects of the amendment considering that the relevant exploitation agreement already contains contractual terms and conditions under which the Ecuadorian State has a share of over 50% in revenues. Notwithstanding such decision, in January 2007 Petroecuador submitted to Ecuadortlc S.A. a new settlement as a result of the application of the beforementioned Law in favor of the State in the amount of US$ 26 million from April 2006 to December 2006. Although, in the opinion of its legal advisors, Ecuadortlc S.A. has legal grounds to consider the claim inadmissible. However, as of March 31, 2007 Ecuadortlc S.A. paid in full the new settlement submitted by Petroecuador and as from January 2007 it decided to make the relevant payments as required by Petroecuador, making the relevant reservation of rights.

Investment commitments

In Argentina, with respect to the consortium set up to explore, develop, operate and sell the oil & gas from three offshore areas denominated ENARSA 1 (E1),  CCM2 and ENARSA 3 (E3), the Company has undertaken investment commitments for about US$ 17 million, mostly referred to 3D-seismic prospecting work. This amount includes US$ 8 million from financing of investments in connection with Energía Argentina S.A. (Enarsa), which, in the event of a commercial discovery, will be reimbursed to Petrobras Energía.

The Company has retained a portion of Block 31 in Ecuador to continue exploration, and has committed to perform an environmental impact study, as well as to registry, process and interpret 120 sq. km of 3D seismic, reprocessing 500 km of 2D seismic and integration with the new 3D seismic and the drilling of an exploratory well, representing an investment of about US$ 17 million.  Compliance with such commitment is subject to the solution of the situation described in “Operations in Ecuador – License of Block 31”.

With respect to its equity interest in the Tierra Negra area, in Colombia and Lote X, in Peru, the Company has undertaken commitments for about US$ 7 million and US$ 3 million, respectively, to invest in exploration. Additionally, in Colombia, the consortium Tibú, where Petrobras Energía has 30%, will invest US$ 40 million.

In Argentina, on account of its interest in the joint ventures in charge of the exploration of Chirete and Hickmann oil areas in the province of Salta, the Company maintains investment commitments of approximately US$ 22 million, which mainly include the execution of seismic surveys.

Acquisition of additional interest in Sierra Chata and Parva Negra

In February 2007, Petrobras Energía acquired from ConocoPhillips its 25.67% and 52.37% interest in Sierra Chata and Parva Negra, respectively. The acquisition price was US$77.6 million. The acquisition was structured through the purchase of Burlington Resources Argentina Holdings Limited, a company organized in Bermuda and holder of the interest mentioned above. This transaction is still pending approval by the applicable regulatory authorities. Once all formalities concerning regulatory matters have been completed, Petrobras Energía’s interest in Sierra Chata and Parva Negra will increase to 45.5523% and 100%, respectively.

Operations in Ecuador

License of Block 31

A large part of Block 31 is located in Parque Nacional Yasuní, a highly-sensitive environmental area located in Ecuador's Amazon area, which is part of the areas belonging to the National Heritage of Natural Areas, Protective Forests and Vegetation.

In August 2004, the Ecuadorean Ministry of the Environment approved the Environment Management Plan for the project related to the development and production of Block 31 and granted an environmental license for the Nenke and Apaika fields for the project construction phase. In addition, in August 2004, the Ministry of Energy and Mining approved the Block 31 development plan, which started the 20-year exploitation period. The concession agreement in Block 31 foresee the free produced crude oil availability.

On July 7, 2005, the Ministry of the Environment decided not to authorize the beginning of certain construction works on the Tiputini River (boundary of Parque Nacional Yasuní) and denied us to enter to Parque Nacional Yasuní.  This suspension prevents from continuing the development works in Block 31.  A constitutional rights protection action was filed by Petrobras Energía Ecuador against the Ministry of the Environment for the prohibition of entry into Parque Nacional Yasumí. The Trial Court’s unfavorable resolution was appealed to the Constitutional Court, which as of the date of these consolidated financial statement has not pronounced any judgment. In addition to the filing and resolution of such appeals, Petrobras Energía Ecuador submitted to the Ministry of the Environment and the Ministry of Energy and Mining changes to Block 31 development plan and a new environmental impact study, which was approved in December 2006. In February 2007, as a step prior to the issue of the new license, the Company agreed with the Ministry of the Environment the closing of the non-conformities relating to the original environmental license. As of the date of these consolidated financial statements, a new environmental license is being issued, the granting of which will allow to resume block development works.

Crude Oil Transportation Agreement with Oleoductos de Crudos Pesados Ltd. (OCP)

In relation with the development and exploitation of Block 31 and 18, the Company has executed an agreement with OCP, whereby it has guaranteed an oil transportation capacity of 80,000 barrels per day for a 15-year term starting November 10, 2003. The type of transportation agreement is “Ship or Pay”.  Therefore, the Company should meet its contractual obligations for the entire volume hired, although no crude oil is transported, paying, like the other producers, at a rate that covers OCP operating costs and financial services, among others.  As of March 31, 2007 this figure amounted to US$ 2.17 per barrel. The costs for the transportation capacity are billed by OCP and charged monthly to expenses. Hence, the costs related to the crude oil volume effectively transported are charged to “Administrative and selling expenses” line, whereas the surplus, related to transportation capacity hired but not used is disclosed in the “Other operating expenses, net” line.

The Company estimates that, during the effective term of the “Ship or Pay” transportation agreement, the crude oil produced will be lower than the committed transportation capacity. This presumption is based on the probability estimated for the Block 31 development and the new vision about the Block 31 reserves potentiality. Considering this situation, and for the purpose of mitigating the resulting effects, the Company negotiated committed transportation capacity volumes. As of March 31, 2007, the Company sold a portion of this transportation capacity (at an average amount of 8,000 barrels a day from July 2004 to January 2012 and 16,000 barrels a day during two years starting from December 2006). The net deficit impact is considered for the purpose of analyzing the recoverability of Ecuador’s assets.

In order to guarantee the compliance with the Company’s financial commitments related to the “Ship or Pay” transportation agreement executed with OCP and OCP’s related business obligations, the Company issued letters of credit. These letters of credit, with maturity date of December 2018, are required to remain effective until the abovementioned commitments expire. As of March 31, 2007 the Company issued letters of credit for a total amount of about US$ 123 million. As the letters of credit expire, the Company will be required to renew or replace them. Otherwise, the amounts due must be deposited in cash.

Agreement with Teikoku Oil Co. Ltd.

In January 2005, Petrobras Energía entered into a previous agreement with Teikoku whereby, after obtaining approval from the Ministry of Energy of Ecuador, Petrobras Energía will transfer 40% of its rights and interest in Blocks 18 and 31. In addition, once production in Block 31 reaches an average of 10,000 barrels of oil per day for a period of 30 consecutive days, Teikoku has agreed to assume the payment of 40% of the crude oil transportation agreement entered into with OCP.

On January 11, 2007 the Ecuadorian Ministry of Mining approved the agreement. As a result of that authorization, the parties are performing the necessary formalities, including obtaining the amendments to these participation agreements that must be subscribed by Petroecuador, for Teikoku to be included as partner in such agreements.

Once these amendments have been made, the economic terms and conditions of the beforementioned transaction will become effective.

Operations in Venezuela

In April 2005, the Venezuelan Energy and Oil Ministry (“MEP”) ordered PDVSA to review the thirty-two operating agreements signed by PDVSA’s affiliates with oil companies from 1992 through 1997, including the agreements signed by Petrobras Energía, through its subsidiaries and affiliates in Venezuela, to operate the exploitation of Oritupano Leona, La Concepción, Acema and Mata areas. These instructions establish that all the necessary measures shall be taken to convert all operating agreements currently effective into mixed companies in which the Venezuelan Government will hold an ownership interest of over 50% through PDVSA.

As a previous instance to the adjustments of the operating agreements to the new business scheme, on September 29, 2005, Petrobras Energía, through its subsidiaries and affiliates in Venezuela, signed provisional agreements with PDVSA, whereby it committed itself to negotiate the terms and conditions related to the conversion of the agreements in the areas of Oritupano Leona, La Concepción, Acema and Mata into mixed companies. The provisional agreement for the Oritupano Leona area was signed subject to the previous approval of Petrobras Energía S.A.’s General Shareholders’ Meeting and of the Petrobras Energía Participaciones S.A. Extraordinary Shareholders´ Meeting, which issued a favorable opinion in this regard.

In view of the new operating conditions foreseen in the conversion agreements, as of December 31, 2005, the Company booked allowances in the amount of 424 to adjust the book value of its assets in Venezuela to their recoverable value, out of which 255 relate to property, plant & equipment, 110 to deferred tax assets, and 59 to non-current investments.

In March 2006, Petrobras Energía, through its subsidiaries and affiliates in Venezuela, signed with PDVSA and with Corporación Venezolana del Petróleo S.A. (CVP) respective Memorandums of Understanding (MoU) for the purpose of migrating the operating agreements over the areas Oritupano Leona, La Concepción, Acema and Mata to mixed companies. The MoUs above mentioned provide that the private partners’ equity interests in the mixed companies are 40%, with the remaining 60% to be held by the Venezuelan government. As a consequence of the above mentioned, the direct and indirect equity interests of Petrobras Energía in the mixed companies which will operate the areas Oritupano Leona, La Concepción, Acema and Mata will be 22%, 36%, 34.5% and 34.5%, respectively. Additionally, CVP will recognize a divisible and transferable credit in favor of the private companies that will participate in the mixed companies -- with respect to Petrobras Energía's equity interest it will amount to US$ 88.5 million --, which will not accrue interests and could be applicable to the payment of acquisition bonds in the framework of any new mixed-ownership company project for oil exploration and production activities, or of licenses for gas exploration and production operations in Venezuela. The granting of the credit mentioned above was subject to compliance with certain formalities, including, among others, the execution of agreements for the conversion into mixed companies, the organization and registration of companies with the Board of Trade of Venezuela and the publication of a decree for the transfer of production areas to mixed companies.

In August 2006, conversion agreements relating to the Oritupano, Leona, La Concepción, Acema and Mata areas were subscribed, which agreements were consistent with the terms and conditions provided in the MOU. Subsequently, Petroritupano S.A., Petrowayú S.A., Petrovenbras S.A. and Petrokariña S.A. were organized and registered with the Board of Trade of Venezuela, and the Venezuelan Executive Branch issued the decrees for the transfer of rights to the first three companies and the respective shareholders made the required capital contributions.

The MOUs provided that migration had economic effects as from April 1, 2006. From that date through October 2006, operations were temporarily conducted by an executive committee mainly composed of PDVSA representatives. As from October 2006 operations have been conducted by the mixed company itself. In addition, during the April-December 2006 period mixed companies were financed by Petrobras Energía Venezuela and other consortia members. During 2007 first quarter, upon transfer of vendor agreements and payroll, among other things, transfer of operations to mixed companies was completed.

Due to the ownership structure and governance system defined for the mixed companies, as from their respective organization dates, April 1, 2006, the Company discontinued the line-by-line consolidation of the assets, liabilities, results and cash flows of the mentioned operations and began recording the assets and the related net results as non-current Investments and Equity in earnings of affiliates, respectively.

As of December 31, 2006 and since as of that date the formalities required for the recognition of the divisible and transferable credits assigned to private companies upon execution of the conversion agreements were completed, the Company recorded the respective credit at its estimated recoverable value. As of March 31, 2007, this credit, net of an impairment charge of 93 to adjust the book value to its estimated recoverable value totals 181. Certain estimates will materialize subject to future facts, some of which are beyond the Company’s direct control. Entries made on the basis of the facts and circumstances described above may differ from those entries to be made once such facts and circumstances have been defined.

Between April 1 and December 31, 2006 the results of operations of mixed companies were estimated on the basis of the best information available. Since as of the date of these financial statements the relevant accounting data of mixed companies as of March 31, 2007 was not available, the Company did not recognize any results for such shareholdings for the three-month period ended March 31, 2007.

7. Credit risk

The Company provides credit in the normal course of business to refiners, petrochemical companies, marketers of petroleum products, crude oil exporting companies, electrical power generation companies, retail customers, natural gas distributors, large electrical power users and power distribution companies, among others.

Sales for the three-month period ended March 31, 2007, were made mainly to Petrobras International Finance Co., Petroperú Petróleos del Perú S.A, YPFB S.A. and Glencore AG, and sales to such entities represented about 12%, 7%, 2% and 2%, respectively, of sales for such period, before deducting export duties.

Sales for the three-month period ended March 31, 2006, were made mainly to Petróleos de Venezuela S.A., Petroperú Petróleos del Perú S.A., Petrobras International Finance Co. and ENAP, and sales to such entities represented about 15%, 8%, 4% and 2%, respectively, of sales for such period, before deducting export duties.

As a result of the business of the Company and sale locations, the portfolio of receivables is well diversified, and the Company’s Management considers that such diversification makes the credit risk moderate. Thus, the Company constantly performs credit evaluations of the financial capacity of its clients, which minimizes the potential risk of bad debt losses.

8. Inventories

     The breakdown of current and non-current inventories as of March 31, 2007, and December 31, 2006, is as follows:

9. Investments, equity in earnings of affiliates and dividends collected from affiliates

The breakdown of current and non-current investments as of March 31, 2007 and December 31, 2006, the equity in earnings of affiliates and dividends collected from affiliates for the three-month period ended March 31, 2007 and 2006, are as follows:

a) Investments

a)

Equity in earnings of affiliates

c) Dividends collected from equity investments

I. Investment in companies over which joint control or significant influence is exercised and which are subject to transfer restrictions:

a) Distrilec:

Distrilec is able to change its equity interest and sell its shares of Edesur S.A. (“Edesur”) only with the approval of the ENRE (Federal Power Regulation Authority).

In addition, over the entire term of the concession, the Class “A” shares in Edesur shall remain posted as bond to guarantee compliance with the obligations undertaken in the Concession Agreement.  This bond in no way limits the exercise of financial and voting rights associated with the Edesur shares.

On February 27, 2007, Petrobras Energía contributed to Petrobras Electricidad de Argentina S.A (“PEDASA”) 179,301,752 common shares of Distrilec, representing 36% of the capital stock. On the same date, Petrobras Energía Internacional S.A. made a contribution of 12,278,876 common shares of Distrilec to PEDASA, representing 2.5% of the capital stock. PEDASA’s Board of Directors accepted the contributions made by Petrobras Energía S.A. and Petrobras Energía Internacional S.A. in shares of Distrilec in the amount of P$500,030,855. PEDASA’s Special Shareholders’ Meeting held on February 27, 2007 approved the increase in the Company’s capital stock by the amount indicated above and capitalized all contributions made by the shareholders.

As of March 31, 2007, interest in PEDASA is valued at 382, which includes 140 attributable to adjustments to eliminate intercompany results.

b) CIESA:

Shareholders of CIESA, parent company of Transportadora de Gas del Sur S.A. (“TGS”), may not sell its Class “A” shares representing 51% of CIESA¢s capital stock, without the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.

c) Citelec:

The Company, through Petrobras Energía S.A., may not modify or sell its equity interest in Citelec in a proportion and number of shares exceeding 49% of its shareholding without prior approval by the ENRE.

Upon obtaining approval by the Comisión Nacional de Defensa de la Competencia (CNDC, Argentine anti-trust authorities) for the acquisition by Petrobras Participaciones SL of a majority shareholding in Petrobras Energía Participaciones S.A., Petrobras Energía assumed the unilateral commitment to divest all its ownership interest in Citelec, without a fixed term, in conformity with Law No. 24,065 of the regulatory framework for the electrical power sector and the concession contract thereof. The commitment was taken into account by the Department of Competition, Deregulation and Consumer Defense when approving the change in the ownership interest.  The commitment should be overseen by the Argentine Electrical Power Regulatory Agency and approved by the Argentine Energy Department.

In June 2006 Petrobras Energía’s Board of Directors accepted the terms and conditions of the binding offer submitted by Eton Park Capital Management for the purchase of its 50% equity interest in Citelc and of its 22.22% equity interest in Yacylec. The stock purchase agreement provides for a fixed sales price of US$ 54 million, plus an earn out relating to the result of the comprehensive rate review determined for Transener and its controlled company Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires S.A. (Transba). In August 2006, a stock purchase agreement for the transfer was signed. The above mentioned investment commitment would become effective upon approval by the pertinent regulatory agencies and authorities. Within the framework of the approval process, on February 9, 2007, the Argentine Antitrust Comission issued a resolution rejecting the sale of Citelec’s shares to Eton Park Capital Management. In March 2007, the Company received an offer from Energía Argentina S.A. (Enarsa) and Electroingeniería S.A. proposing legal, economic and financial terms and conditions identical to those proposed by Eton Park Capital Management for the acquisition of Petrobras Energía’s shareholding in Citelec S.A. and Yacilec S.A.  As a consequence of this offer, a Letter of Agreement was signed, subject to approval by the Boards of Directors of Petrobras Energía, Enarsa and Electroingeniería. The Letter of Agreement provides that the offer will be accepted if non-acceptance of Eton Park Capital Management became final through administrative or legal proceedings or if the agreement entered into with the latter were terminated for failure to obtain all required governmental authorizations.

d) Yacylec S.A. (“Yacylec”) (See Note 9.I.c):

Yacylec’s Class “A” shares will remain pledged during the term of the concession, as security for the compliance with the obligations undertaken under the Concession Agreement.  Any transfer of shares requires ENRE’s prior authorization.

II. Situation of the interests in public utility companies

The scenario after enactment of the Public Emergency Law significantly changed the financial equation of public utility companies.  Particularly, the tremendous effect of the devaluation, within a context of remained fixed revenues, as a consequence of de-dollarization of rates, has affected the financial and cash flow position of companies, as well as their ability to comply with certain loan agreement clauses.

During 2002, CIESA, TGS and Transener suspended the payment of their financial debts. TGS and Transener restructured their financial debt through their own processes, which were accepted by about 99.8% and 98.8% of the related creditors, respectively. In September 2005, CIESA signed an agreement to restructure its financial debt with all its creditors.  The materialization of the restructuring is subject to certain approvals by the regulatory authorities. CIESA has prepared its financial statements assuming that it will continue as a going concern, therefore, those financial statements do not include any adjustment that might result from the outcome of these uncertainties.

The Public Emergency Law provided for the conversion into Argentine pesos and the elimination of indexation clauses on public service rates, thus fixing them at the exchange rate of ARS 1 = US$ 1. In addition, the Executive Branch was empowered to renegotiate those agreements entered into to provide public services, along the following criteria: (i) rates impact on economic competitiveness and revenue allocation, (ii) service quality and investment plans, to the extent that they were contractually agreed upon, (iii) users interests and access to services, (iv) the safety in the system involved, and (v) utilities profitability.

On February 12, 2002, the Executive Branch of Government issued Decree No. 293/02 whereby it recommended that Ministry of the Economy renegotiate the agreements executed with public utilities. The UNIREN (public service agreement renegotiation and analysis unit) was created in July 2003.  This agency reports to the Ministries of Economy and Production, and of Federal Planning, Public Investment and Services.  The UNIREN took over the work of the Renegotiation Commission and its aim is to provide assistance in the public works and services renegotiation process, to execute comprehensive or partial agreements, and to submit regulatory projects related to transitory rate adjustments, among other things.

In July 2004, the UNIREN made a proposal to TGS to adjust the license contractual terms, which stipulates, among other issues, a 10% rate increase effective as from 2005 as well as a comprehensive rate review effective as from 2007 and the waiver by TGS and its shareholders to claims based on the emergency situation under Law No. 25,561 before the agreement effective date, and to hold the Argentine Government harmless against any claim that may proceed based on the same grounds. Considering that the proposal does not reflect the outcome of the meetings held with the UNIREN, TGS requested to continue with the negotiation process so as to reach a comprehensive agreement during the first half of 2005.  On April 27, 2005, the public hearing called by the UNIREN was held to analyze the proposal made on July 2004.  During such meeting, the UNIREN repeated its 10% increase proposal and proposed to bring forward the comprehensive rate review process so that the new rate charts may take effect during 2006. TGS stated which features of the original proposal should, in its opinion, be improved and that it was willing to continue negotiating its terms. In June and November 2005, TGS received two new proposals from the UNIREN, which was made in conformity with the previous one and incorporating as a new requirement that TGS and its shareholders shall waive any future claim related to the PPI rate (United States Producer Price Index) adjustments that were not applied in 2000 and 2001. TGS answered these proposals and stated that the original 10% increase was not sufficient and, jointly with Petrobras Energía, agreed not to make any claims and file any appeals and actions in an arbitration tribunal or an administrative or judicial court in Argentina or abroad, provided that a renegotiation agreement was reached. In addition, the other shareholders in CIESA, which filed a claim against Argentina with the International Centre for Settlement of Investment Disputes (ICSID), reported that they would only consider waiving it should it be fairly compensated. During  2006, UNIREN submitted two proposals to TGS with guidelines identical to those established in previous proposals.

In May, 2005, Transener and Transba signed memorandum of understanding with the UNIREN, which included the terms and conditions that form the bases for the comprehensive renegotiation agreement regarding both companies’ concession contracts. After fulfilling several steps, the memorandums of understanding were ratified by the Executive Branch in November 2005.

In June 2005, Edesur signed a letter of understanding with the UNIREN as part of the renegotiation process involving the related concession contract. Based on this Letter of Understanding, in August 2005, the parties signed a Memorandum of Understanding that includes, among other matters, the terms and conditions that, once the procedures established by regulations are fulfilled, they shall be the substantive basis for amending the concession agreement. The document establishes that from the execution of the Letter of Understanding through June 30, 2006, a complete rate review will be performed, which will allow fixing a new rate system effective August 1, 2006, and for the following five years. Also, it established a transition period for which the following was agreed upon: (i) a transitional rate system as from November 1, 2005, with an increase in the average service rate not exceeding 15%, applicable to all rate categories, except for residential rates; (ii) a mechanism to monitor costs, which allows for reviewing rate adjustments; (iii) restrictions on dividends distribution and debt interest payment during 2006; (iv) investment commitments for 2006; (v) service provision quality standards; and (vi) restrictions on Distrilec regarding a change in its interest or the sale of its shares in Edesur.  As a preliminary condition for the Executive Branch to ratify the Memorandum of Understanding, Edesur and its shareholders shall suspend all pending claims that are based on the measures resolved as from the emergency situation established by Public Emergency Law in connection with the concession agreement.

The Memorandum of Agreement was approved by the Procuración del Tesoro de la Nación (General Attorney), the Sindicatura General de la Nación (office in charge of controlling federal expenditure and management) and the Congress, and was ratified by the Executive Branch on December 28, 2006. According to ENRE Resolution No. 50/2007 published in the Official Gazette on February 5, 2007, the values stated in Edesur’s Rate Schedule and resulting from the Interim Rate Schedule provided for in the MOA became effective on February 1, 2007. As a consequence, a 23% increase is applied on the Company’s own distribution costs (not affecting T1R1 and T1R2 residential rates), connection costs and the reconnection service charged by Edesur, and an additional average increase of 5% is also applied on the beforementioned distribution costs for the execution of a work plan. In addition, the ENRE authorized to apply to the beforementioned costs, effective May 1, 2006, the 9.962% positive variation in the cost monitoring system indexes provided under the MOA. The ENRE provided that the amounts resulting from the application of the Interim Rate Schedule for consumptions accrued between November 1, 2005 and January 31, 2007, be invoiced in 55 equal and consecutive installments. Edesur estimated these amounts at 237. Pursuant to Resolution No. 433/2007 issued by the Secretary of Energy on April 30, 2007 and published in the Official Gazette, the transition period and its effects are postponed until enforcement of the Comprehensive Rate Review estimated for February 2008.

As of March 31, 2007 the book value of the equity interests in CIESA, Distrilec and Citelec amounted to 220, 535 and 167 (net of adjustments made to adapt Ciesa, Distrilec and Citelec’s valuation method to those of the Company of (237), (103) and (86), respectively, and 54 corresponding to the purchase price allocated to Distrilec’s fixed assets recorded by the Company at the time of the acquisition of a portion of its interest). Additionally, the valuation of CIESA includes 110 corresponding to the transfer to Enron of its interest in TGS (See Section III). The book value of the equity interest in Citelec was exposed net of a valuation allowance, at its recoverable value of 35. As of December 31, 2006, the valuation of the equity interests in CIESA, Distrilec and Citelec amounted to 210, 509 and 167 respectively (net of adjustments made to adapt  Ciesa , Distrilec and Citelec’s valuation method to those of the Company of (239), (104) and (86), respectively, and 56 corresponding to the purchase price allocated to Distrilec’s fixed assets recorded by the Company at the time of the acquisition of a portion of its interest). Additionally, the valuation of CIESA includes 110 corresponding to the transfer to Enron of its interest in TGS (See Section III). The book value of the equity interest in Citelec was exposed net of a valuation allowance, at its recoverable value of 35.

The book value of the equity interests does not exceed their recoverable value. To estimate the recoverable value of the investments in CIESA, the Company’s Management privileges the measure regarding the listed price of TGS’s shares, as it considers that the use of the related values in use is severely subject to the uncertainties of the continuity of the rate renegotiation process with the Federal Government and the CIESA’s financial debt renegotiation. In estimating the respective cash flows, which is necessary for estimating the values in use, this uncertain situation entails structuring and analyzing several possible scenarios for future projections, weighing extremely subjective likelihood of occurrence, which condition the appropriateness and reliability of the resulting values. In the estimation of the recoverable value of the investment in Distrilec, the Management considered the mentioned effect of the letter of understanding signed by Edesur with the UNIREN. The estimation of the recoverable value of the investment in Citelec, is based on the probable net realizable value (See Note 9.I.c).

III. CIESA´s Master Settlement Agreement and Mutual Release Agreement

In April 2004, the shareholders of CIESA celebrated a master settlement agreement whereby Petrobras Energía and Enron will reciprocally waive any right to make claims arising from or related to certain agreements executed by such groups in connection with their interests in CIESA and TGS.  The terms of the Master Agreement include the transfer of the technical assistance agreement to Petrobras Energía, which was materialized in July 2004.  In addition, to provide the necessary flexibility to make progress in restructuring CIESA’s financial debt, the Master Agreement establishes certain share transfers in two successive steps. As a first instance, and after the relevant regulatory authorities’ approvals, Enron transferred on August 29, 2005, 40% of the shares issued by CIESA to a trust and, at the same time, Petrobras Energía and its subsidiary, Petrobras Hispano Argentina S.A. transferred Class B shares of common stock issued by TGS (representing 7.35% of TGS’s capital stock) to Enron. In a second stage, pursuant to the terms of CIESA's financial debt refinancing agreement, entered into in September 2005, once the appropriate approvals are obtained from Ente Nacional Regulador del Gas (Argentine Gas Regulatory Agency) and Comisión Nacional de Defensa de la Competencia (Anti-trust authorities), CIESA will deliver about 4.3% of the Class B shares of common stock held in TGS to its financial creditors as a partial debt repayment. These shares will be, afterwards, transferred to Enron in exchange for the 10% remaining shares held by the latter in CIESA. Creditors will capitalize the financial debt balance. The records were sent by the National Gas Regulatory Entity to the UNIREN to expedite a decision in any matter within its jurisdiction. It concludes on January 2007, and to date the proceedings are pending to solve by ENARGAS.

Once the debt restructuring is completed (Note 10.V), considering that in addition to the share transfers mentioned above the fiduciary ownership of the shares held in CIESA by the trust will be transferred to Petrobras Energía and Petrobras Hispano Argentina S.A. and new shares will be issued for the benefit of creditors, CIESA’s capital stock structure will be as follows: (i) Class A shares directly and indirectly held by Petrobras Energía S.A., representing 50% of the capital stock and votes in CIESA; and (ii) Class B shares held by the financial creditors of CIESA, representing the remaining 50% of the capital stock and votes in CIESA.

Considering the progress made in renegotiating CIESA’s debt and the favorable expectations regarding its outcome, which would result in an increased value of the equity interest in CIESA, the Company computed the book value of the interest in TGS transferred to Enron as part of the valuation of its equity interest in CIESA, which is presented as non-current investment.

IV. Petrobras Bolivia Refinación S.A.

In May 2006, the Bolivian Government issued Supreme Decree No. 28,701, thus effecting what it calls "the nationalization of oil and gas".

The abovementioned decree also provides that the Bolivian Government shall recover full participation in the entire oil & gas production chain, and for this purpose provides for the nationalization of the shares of stock necessary for YPFB to have at least 50% plus one share of the shares in a number of companies, among which is Petrobras Bolivia Refinanción S.A. The stock transfer will be made once both parties agree upon the value of the economic compensation YPFB will pay to the Company and certain corporate and legal requirements are complied with. The Company’s Management does not have any information available to anticipate the effects, if any, that the new legislation may have on the business new scenario. As of March 31, 2007, the investment in Petrobras Bolivia Refinanción S.A represents about 1% of the Company's consolidated assets.

V. Hidroneuquén S.A.

On January 17, 2007, Petrobras Energía subscribed a stock purchase agreement with a consortium composed of Merril Lynch, Pierce, Fenner & Smith Inc. and Sociedad Argentina de Energía S.A., for the sale of its 9.19% shareholding in Hidroneuquén S.A., a company holding 59% of Hidroeléctrica Piedra del Aguila S.A.´s capital stock. The stock purchase price provided under the terms and conditions of the agreement is US$ 15 million, implying a gain of 23, recorded in “Other income (expenses), net” (Note 17.d).

10. Financing

The detail of debt as of March 31, 2007 and as of December 31, 2006, is as follows:

I. Petrobras Energía’s Global Programs of nonconvertible notes

a) US$ 2.5 billion program

Petrobras Energía S.A. keeps a global corporate bond program, for the term of five years counted starting May 5, 2003, or the maximum term that may be allowed under any new regulations that might become applicable in the future, for up to a maximum principal amount outstanding at any time during the effectiveness of the program up to US$ 2.5 billion or its equivalent in other currency.

The establishment of the Program was authorized by Certificate No. 202, dated May 4, 1998, Certificate No. 290, dated July 3, 2002 and Certificate No. 296 dated September 16, 2003, of the CNV.

As of March 31, 2007, there remained outstanding the following classes of corporate bonds under the medium-term global program:

- Class H, for a face value of US$ 181.5 million maturing in May 2009, at a 9% annual rate.

- Class I, for a face value of US$ 349.2 million maturing in July 2010, at a 8.125% annual rate.

- Class N, for a face value of US$ 97 million, with principal amortized in two installments, the first – equivalent to 9.9099% of nominal value – settled on the same day of issuance, January 24, 2003, and the remaining due in June 2011, accruing interest at nine-month period LIBOR plus 1%.  As of  March 31, 2007 the amount of US$ 87.4 million is effective in this class.

- Class Q, for a face value of US$ 3.98 million, with two principal amortization installments: the first equivalent to 10% of the face value settled on the same day of issuance, April 25, 2003, and the remainder in April 2008, at an interest rate of 5.625%. As of March 31, 2007, as they were not completely exchanged, the Company is carrying US$ 170,000 of such issuance in its own portfolio net of the nonconvertible notes.

- Class R, for a face value of US$ 200 million, with due in October 2013, accruing interest at 9.375%.

b) US$1.2 billion program

As of March 31, 2007 under the medium-term Global Program whose date for the issuance of new notes expired in June 1998, the Sixth Series is outstanding in the amount of US$ 32.6 million, the only installment of which becomes due in July 2007 and bears interest at a 8.125% fixed annual rate.

The proceeds from all issuances of all the corporate notes under both programs were used to refinance liabilities, and increase working capital, for capital expenditures of fixed assets located in Argentina or capital contributions to affiliates.

The obligations arising out of issuances are disclosed net of the issuance discounts to be accrued. The deferred costs for such issuances are included in Prepaid expenses and interests within the “Other receivables” account.

II. Cross default covenants

Class H, I, N, Q and R notes include cross default covenants, whereby the Trustee, as instructed by the noteholders representing at least 25% of the related outstanding capital, shall declare all the amounts owed due and payable, if any debt of Petrobras Energía or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 25 million or 1% of Petrobras Energía’s shareholders’ equity upon those maturities, and that the default has not been defeated or cured within 30 days after the Company has been served notice of the default.

Certain loan agreements, include cross default covenants, whereby the creditor bank shall declare all the amounts owed as due and payable, if any debt of Petrobras Energía is not settled upon the maturity date, provided that those due and unpaid amounts exceed the amount of US$ 10 million or 1% of Petrobras Energía’s shareholders’ equity in relative terms, upon those maturities.

The remaining outstanding amount of the Sixth Series notes does not include cross default covenants.

As of the date of these consolidated financial statements, Petrobras Energía has complied with all terms and conditions contained in the loan agreements.

III. Financing of the Genelba Electric Power Generation Plant

The investment was financed through loans granted by international banks, which are being semiannually repaid from June 1998 over a period of 10 years. These loans may be settled in advance at any time, at Petrobras Energía’s discretion. As of March 31, 2007 the amounts outstanding from the financing of the plant were US$ 8 million, of which US$ 5 million approximately is related to a contract which contains restrictive covenants, including a restriction on selling or leasing more than 40% of the plant during the period in which the debt is outstanding.

IV. Edesur Indebtedness

Edesur keeps a global corporate bond program, for the term of five years counted starting October 14, 2003, or the maximum term that may be allowed under any new regulations that might become applicable in the future, for up to a maximum principal amount outstanding at any time during the effectiveness of the program up to US$ 450 million or its equivalent in other currency.

As of March 31, 2007, Class 6 is outstanding under such program, with a face value of 80, due in 3 years, accruing interest at a variable rate calculated on the basis of a reference rate published by the Banco Central de la República Argentina (Central Bank of Argentina), at a minimum 4% annual rate, plus a differential margin of 3% per annum. As of March 31, 2007, the amount of 40 is effective in this class.

In August 2006, Edesur obtained in the local market a syndicated loan in the amount of 150, with principal to be repaid in three semi-annual installments beginning February 2009, at a variable interest rate.

In addition, Edesur has signed loan agreements with banks. Some of Edesur’s loan agreements contain cross-default clauses, whereby lending banks may declare all owed amounts as due and payable in the event that any debt was not settled in due time, provided that such amounts due and payable exceeded those stipulated in the agreements. Some of these agreements also contain cross-acceleration clauses, whereby lending banks may declare all owed amounts as due and payable in the event that Edesur was required to pre-settle any other debt stipulated in the agreements. As of the date of these consolidated financial statements, Edesur has complied with all terms and conditions contained in the loan agreements.

V. CIESA and TGS indebtedness

In the wake of the new Argentine macroeconomic situation, starting with the enactment of the Public Emergency Law (see Note 9.II), CIESA did not pay at maturity, in April 2002, the principal and the last interest installment upon maturity or cap and collar agreements. Consequently, CIESA´s indebtedness included pursuant to the proportional consolidation, in the amount of US$ 271 millions, has been disclosed in the “Short-term debt” line.

In September 2005, CIESA signed an agreement to restructure its financial debt with all its financial creditors. In view of the agreement reached, CIESA refinanced the debt for an amount of about US$ 23 million at a 10-year term and, once approvals are obtained from the Argentine Gas Regulatory Agency and the Argentine Committee for Competition Defense, it will provide its financial creditors with about 4.3% of TGS’s Class “B” common shares and will capitalize the remaining debt by issuing shares in favor of creditors. CIESA’s financial statements are prepared using the on going concern basis of accounting and therefore such financial statements do not reflect any adjustment that may derive from the solution of uncertainties resulting from the debt restructuring process.

As of March 31, 2007, TGS’s financial debt mainly corresponds to tranches A, B-A and B-B issued in December 2004 for the purpose of refinancing and restructuring the terms and conditions of previous loans. The payments of interest and principal on such were suspended in May 2002. Tranche A, with a residual nominal value of US$ 204 million, includes notes for US$ 126 million, with quarterly principal amortization payments until December 2010 and accruing interest at a 5.3% annual rate for the first year up to 7.5% for the last year. Tranches B-A and B-B, for a nominal value of US$ 434 million, include notes for US$ 255 million, with quarterly principal amortization payments as from March 2011 until December 2013, with interest accruing at a 7% annual rate for the first year up to 10% for the last year, plus additional interest as from  December 2006 which in the case of tranche B-A, ranges between 0.75% and 2% subject to a results indicator and in the case of tranche B-B between 0.60% p.a. increasing 5 basic points each subsequent year up to 0.90% for the last year. Financial obligations include an acceleration clause, the enforcement and amount of which, if applicable, are subject to the debt coefficient, the liquidity level and subsequent payments to be made by TGS.

The notes were issued under the Global Program for the issue of notes up to a maximum amount of US$ 800 million, the creation of which was approved at a Shareholders’ Meeting held on April 2, 2004 and authorized by the CNV on October 28, 2004.

Pursuant to the financing agreements executed in connection with the debt restructuring, TGS is required to comply with a series of restrictions, which include, among others, restrictions on debt issuance, new investments, sale of assets, payment of technical assistance fees and dividend distribution.

In order to improve TGS’s debt profile and ease the restrictions mentioned before, in April 2007 TGS started a debt refinancing process by means of (i) an offer for the purchase of notes outstanding in the amount of US$424 million, and (ii) the redemption and prepayment in full of all notes not subject to the purchase offer and loans with the BID, respectively. These actions will be subject, among other things, to the result of the issue of new notes for a maximum amount of US$500 million under terms and conditions satisfactory to TGS. The new notes would be issued under the Global Program for the issue of notes for a maximum amount of US$ 650 million, the creation of which was approved by TGS’s Shareholders’s Special Meeting held on December 21, 2006. The global program was authorized by the CNV on January 18, 2007. As of the date of these financial statements TGS received offers for over 70% of notes outstanding, the issue of new notes being still pending.

VI. Detail of long-term debt

Long-term debt as of March 31, 2007 is made up as follows:

(i) See Note 10.V.

The maturities of long-term debt as of March 31, 2007 are as follows:

11. Fund for investments required to increase the electric power supply in the electronic wholesale market (FONINVEMEM)

Through Resolution No. 712/04, the Energy Department created the FONINVEMEM for the purpose of increasing the supply of electrical power generation in Argentina.

Petrobras Energía contributes to this fund through 65% of 2004-2006 revenues with respect to the margin between the energy sale price and the variable generation cost. The amount of funds to be contributed by all wholesale electric market private creditors is initially estimated at US$ 520 million, of which US$ 41 million were provided by Petrobras Energía.

On October 17, 2005, by virtue of Resolution No. 1,193 of the Energy Department, Petrobras Energía, jointly with other creditors of the electronic wholesale market, formally stated its decision to manage the construction, operation and maintenance of two plants of at least 800 MW each. The estimated chronogram establishes to start operating gas turbines during the first semester of 2008 and the complete combined cycles at the end of the same year. Construction costs of both power plants are estimated at US$ 1,080 million, approximately 48% of which would be financed through contributions to the FONINVEMEM and the remaining balance through an additional demand charge.

Two trusts were created within CAMMESA’s sphere of responsibility for the purchase of equipment and the construction, operation and maintenance of the power plants. The funds corresponding to the FONINVEMEM and the specific charge will be deposited in the trusts. Purchase of the equipment, construction, operation and maintenance of each power plant will be the responsibility of Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., who will act on behalf of the respective trusts. Petrobras Energía holds an interest of approximately 8% in both companies. These plants will be subject to a 10-year contract with CAMMESA for the supply of electric power for 80% of generated power, at a price covering all their costs and the payments to the FONINVEMEM liquidation. The companies may freely dispose of the remaining 20% of generated power. Upon expiration of the supply agreement, ownership of the assets under the trust will be transferred to the companies.

The amounts contributed to the FONINVEMEN, converted into US$ and accruing interest at LIBOR + 1% per year, will be reimbursed to Petrobras Energía and the other MEM creditors in 120 monthly installments out of the trust funds received during the life of the electric power supply agreement with CAMMESA.

12. Income tax and deferred tax

The Company’s provision for income tax disclosed in the Consolidated Statements of Income and deferred tax were comprised of the following:

(1) 283 are presented in the non-current “Other receivables” line and 1,393 are presented in the non-current “Taxes payable” line.

(2) 311 are presented in the non-current “Other receivables” line and 1,451 are presented in the non-current “Taxes payable” line.

(3) Upon the issuance of the annual financial statements, the Company’s Management evaluates the recovery of tax loss carryforwards taking into consideration, among other elements, the projected business profits, tax planning strategies, temporariness of future taxable income, considering the term of expiration of the tax loss carryforwards, the future reversions of the existing temporary differences and the recent-year tax history. All the evidence available both positive and negative is duly weighted and considered in the analysis.

The reconciliation of the tax provision at the statutory rate of 35% to the tax provision, (before taxes and the minority interest in the subsidiary’s income), is as follows:

Tax loss carryforward and deferred losses include the following items and may be used through the dates indicated below:

13. Contingencies, allowances and environmental matters

The movements of reserves for contingencies and allowances were as follows:

(1) Recorded in “Financial income (expenses) and holding gain (losses)”

(2) Recorded in “Operating income”

(3) The net effect was recorded in “Income tax”

(4) It includes (20) recorded in “Other income (expenses), net” and 5 in “Operating income”

(5) Recorded in “Cost of sales” as “Depreciation of property, plant and equipment”

(6) Classified to long term

(7) It includes 21 recorded in “Cost of sales” and 23 classified from short term

a) Environmental matters

The Company is subject to extensive environmental regulation at both the federal and local levels in Argentina and in other countries in which it operates. Petrobras Energía Participaciones´s management believes that its current operations are in material compliance with applicable environmental requirements, as these requirements are currently interpreted and enforced, including sanitation commitments assumed. The Company has not incurred any material pollution liabilities as a result of their operations to date. The Company undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on these new projects have not had any material adverse impact on Petrobras Participaciones’s business.

b) Oil Royalties – Province of Neuquén

Through Decrees Nos. 225/06 and 226/06, issued in February 2006 and effective March 1, 2006, the Government of the Province of Neuquén provided that oil royalties are to be calculated and paid considering as reference the international price of crude oil (WTI), while gas royalties are to be calculated and paid on the basis of the average price at the border of natural gas imported from Bolivia into Argentina. In April 2006, Petrobras Energía filed a declarative judgment action and requested provisional remedies from Federal Court No. 1 of the Province of Neuquén, specifically requesting the court to declare that, in accordance with the applicable legal provisions, the royalties for oil and gas concessions awarded by the Federal Government should be calculated and paid as provided by Law No. 17,139 and the regulations issued by the Argentine Secretary of Energy in its capacity as enforcement agency and, hence, that the Company is not subject to Decrees Nos. 225/2006 and 226/2006 or to any other provincial regulation issued or to be issued in the future that departs from, alters or amends the provisions of Law No. 17,319 and the related regulations issued by the Secretary of Energy in its capacity as enforcement agency of said Law. The Federal Court No.1 of the Province of Neuquén resolved it may not hear the case in the first instance on the grounds of lack of jurisdiction and the record was sent to the Federal Court of Appeals of General Roca which in October 2006 resolved that the Argentine Federal Supreme Court of Justice had to hear the case upon the exercise of original jurisdiction. The record was sent to the above mentioned Supreme Court in November 2006. The Company has sufficient grounds to believe the amount claimed by the Province of Neuquén is inadmissible and, consequently, these financial statements do not recognize any effect that may derive from the amount claimed. The amount claimed by the Province (according to the royalty estimate made by the Province) would be approximately 39.

c) Value-added tax on operations in Ecuador

In August 2001 the Ecuadorian Tax Authority (SRI) informed that it will not refund the tax credit for VAT paid on the import and local acquisition of goods and services necessary for the production of hydrocarbons for export purposes because in its opinion such item has already been considered when determining the parties’ respective shares of the oil production. The resolution has been appealed before the Tax Court, which to date has not issued any ruling in this respect. On August 11, 2004, the Ecuadorian National Congress passed a VAT interpretation law which provides that the refund of the tax is not applicable to the oil industry.

On December 12, 2006, Ecuadortlc S.A. signed with the SRI, the Attorney General’s Office (Procuradoría General del Estado) and Petroecuador, a Memorandum of Agreement for quantification and assessment of the VAT paid on the acquisition of goods and services for the exploration and production of hydrocarbons in Block 18. The agreement provides the basis for the refund of credits accrued in the July 1999–May 2005 period. Accordingly, Ecuadortlc S.A. will be refunded US$ 8 million. Since the same recognition criteria will be used to assess the refund of subsequent credits accrued up to the closing date, the Company refund is estimated at US$ 12 million. This criterion will be effective until the parties renegotiate the share of the block production for the application of such tax.

Since as of the date of these financial statements the Company has not started similar negotiations relating to the refund of tax credits for VAT in connection with Block 31, and in spite of considering that the Company is entitled to such refund, whether by the SRI o by renegotiating its share of oil production, since at the time of determining the respective shares of oil production in the block the export of goods and the rendering of services were not subject to VAT, as of March 31, 2007 the Company recorded an allowance of 47 related to these receivables.

d) Other issues

The Company holds interpretative differences with the AFIP (Argentine Federal Public Revenues Administration), provincial tax authorities and foreign tax authorities about taxes applicable on oil and gas activity. Additionally, the Company holds no significant lawsuits related to environmental issues. Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company's financial position or results of operations.

14. Contractual commitments, warranty bond, suretyships and guarantees granted

The warranty bonds, suretyships and guarantees as of March 31, 2007, which are not disclosed in the remaining notes, amount to 39.

In addition, as of December 31, 2006, the Company had the following contractual commitments:

(1) Net of transportation capacity sold to third parties (see Note 6).

15- Social benefits and other benefits of Petrobras Energía

a) Defined contribution plan

Supplementary Pension Plan for Personnel

In November 2005, the Board of Directors of Petrobras Energía approved the implementation of a defined voluntary contributions plan for the Petrobras Energía’s employees who fulfill certain conditions Through this plan, Petrobras Energía will make contributions to a trust equivalent to the contributions made by the employees that will subscript to the plan to a mutual fund or AFJP, at their choice, in conformity with a scheme defined for each salary level. The participating employees may make voluntary contributions exceeding those established in the mentioned scheme, which will not be considered for purposes of the contributions to be made by Petrobras Energía.

In the three-month period ended March 31, 2007 and 2006, Petrobras Energía recorded a loss of 2 and 1, respectively, attributable to such benefits.

b) Defined benefit plan

Indemnity Plan

This is a defined benefit plan for all the employees who fulfill certain conditions, and consists of granting, upon retirement, a one-month salary per years of service at the company, in conformity with a decreasing scale considering the years of effectiveness of the plan.

Compensatory Fund

This is a defined benefit plan for all employees of Petrobras Energía who take part in the defined contribution plan effective at each opportunity, have joined the Company prior to May 31, 1995, and have reached a certain number of years of service. The employee benefit is based on the last computable salary and years of service of each employee included in the fund.

The plan is of a supplemental nature, that is to say the benefit to the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the contribution plan and the public retirement system, in order that the aggregate benefit to each employee equals the one stipulated in this plan.

The plan calls for a contribution to a fund exclusively by Petrobras Energía and without any contribution by the employees, provided that they should make contributions to the retirement system for their whole salary. As provided in Petrobras Energía’s Bylaws, the Company makes contributions to the fund on the basis of a Board of Directors’ proposal to the Shareholders’ Meeting up to 1.5% of net income for each year. The assets of the fund were contributed to a trust. The goals with respect to asset investment are: (i) the preservation of capital in US dollars, (ii) the maintenance of high levels of liquidity, and (iii) the attainment of the highest yields possible on a 30-days basis.  For this reason, theassets are invested mainly in bonds, corporate bonds, mutual funds, and certificates of deposits. The Bank of New York is the trustee and Watson Wyatt is the managing agent. Should there be an excess (duly certified by an independent actuary) of the funds under the trust agreement to be used to settle the benefits granted by the plan, Petrobras Energía will be entitled to make a choice and use it, in which case it would have to notify the trustee thereof.

As of March 31, 2007 and December 31, 2006 the most relevant actuarial information on the defined-benefits pension plan is as follows:

c) Stock option plan

The Board of Directors of Petrobras Energía approved the establishment of a long-term incentive program for the purpose of aligning the interests of officers and shareholders.

As part of this program, the Board of Directors of Petrobras Energía approved the Plans for year 2001 (“2001 Plan”) and for year 2000 (“2000 Plan”), focused on senior officers of Petrobras Energía. Both plans consist in granting the right to exercise certain options to receive Petrobras Participaciones shares or the cash equivalent at market, as described below:

2001 Plan

I   5,364,125 options to receive the value arising from the positive difference between the average listed price of Petrobras Participaciones shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.64 Argentine pesos per share, for the same number of shares (“appreciation rights”).

ii.   596,014 options to receive the same number of shares at no cost for the beneficiary.  These options may be exercised as from March 5, 2005 (“full value”).

The term to exercise both options expired on March 5, 2007. As of March 31, 2007 options exercised corresponding to the appreciation right amounted to 5,163,657 and those corresponding to full value totaled 569,124, cancelled in both cases primarily in cash.

2000 Plan

i.   3,171,137 options to receive the value arising from the positive difference between the average listed price of Petrobras Participaciones shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.48 Argentine pesos per share, for such number of shares (“appreciation rights”).

ii   352,347 options to receive the same number of shares at no cost to the beneficiary.  These options may be exercised as from May 29, 2004 (“full value”).

The term to exercise both options expired on May 29, 2006. As of March 31, 2007 options exercised corresponding to the appreciation right amounted to 2,873,037 and those corresponding to full value totaled 343,596, cancelled in both cases primarily in cash.

The cost of this benefit is allocated on proportional basis to each year within the vesting years and adjusted in accordance with the listed price of the share. Accordingly 1 and 0 were charged to operating expenses for the three-month period ended March 31, 2007 and 2006, respectively.

16. Capital stock and restrictions on unappropriated retained earnings

As of March 31, 2007 the Company's capital stock totaled $2,132,043,387. The following table presents the changes in capital stock in the last three fiscal years:

Since January 26, 2000, the Company Class B shares are listed on the Buenos Aires Stock Exchange and on the New York Stock Exchange.

According to outstanding legal provisions, 5% of the net income of the fiscal year plus or less adjustments to the prior years should be assigned to increase the balance of the legal reserve up to an amount equivalent to 20% of capital stock.

Under Law No. 20,628 (article 69.1), any dividends distributed, in cash or in kind, in excess of the taxable income accumulated as of the year-end immediately prior to the respective payment or distribution date, will be subject to thirty-five percent income tax withholding, as single and definitive payment. For this purpose, taxable income is deemed to be that resulting from adding up the income as determined under the general provisions of the income tax law and the dividends or income obtained from other corporations and limited liability companies not taken into account in determining the former for the same tax period or periods.

At the Company’s General Shareholders’ Meeting held on March 30, 2007, the Chairman stated that if, upon approval of the Company’s quarterly Financial Statements for 2007 fiscal year, net and realized profits are reflected for an amount equivalent to the sum the Company is entitled to receive in connection with the cash dividend of 186 approved on the same date by Petrobras Energia S.A.’s General Shareholders’ Meeting, the Board of Directors  will authorize payment of a single advance dividend in cash pursuant to the provisions of Section 224 of he Business Associations Law for up to the aggregate amount mentioned before.

17. Other receivables, other liabilities, other operating expenses, other income (expenses), net and supplemental cash flow information.

 (1)

To ensure completion of works in Pichi Picún Leufú Hydroelectrical Complex within the term of the concession and a profitability to make the investment viable, the Energy Department granted the Company the amount of 25. For the purpose of determining whether or not this amount should be repaid, a support price system was implemented for the electric power to be generated by the Complex and sold on the Wholesale Electric Power Market. This support price system will be applied over a ten-year term, which will be divided into two consecutive five-year periods, as from December 1999. In order to implement this system, an Annual Monomial Support Price (AMSP) was set in the amounts of US$/Kwh 0.021 and US$/Kwh 0.023 for the first and second period, respectively. In order to determine the amount to be reimbursed, each year of the above mentioned term, the difference between the Annual Average Monomial Price of the Complex bars generation, and the aforesaid AMSP, valued in terms of the electric power generated by the Complex during that year will be determined. Owing to the selling prices set for the energy generated by the Complex, and the future prices estimated, considering that it implies profitability reinsurance, as of March 31, 2007 the Company accrued a profit of 22.

(2)  Tax benefits enjoyed by Innova S.A. consisting in a partial reduction of certain taxes in accordance with a program of incentives that the Brazilian state of Rio Grande do Sul provides to companies located there.

18. Balances and transactions with related companies

The outstanding balances from transactions with related companies as of March 31, 2007, and December 31, 2006 are as follows:

The main transactions with affiliates for the three-month periods ended March 31, 2007 and 2006 are as follows:

19. Business segment and geographic consolidated information

Petrobras Participaciones's business is mainly concentrated in the energy sector, especially through its activities in exploration and production of oil and gas, refining and distribution, petrochemical and gas and energy. According to this, the identified business segments are as follows:

a) The Oil and Gas Exploration and Production segment is composed of the Company’s participation in oil and gas blocks and its interest in Oleoductos del Valle S.A. and Oleoducto de Crudos Pesados Ltd.

b) The Refining and Distribution segment includes the Company´s operations in Refinería San Lorenzo and Bahía Blanca, its own gas station network and the Company´s interests in Refinería del Norte S.A. and Petrobras Bolivia Refinación S.A.

c) Petrochemicals, comprising the Company’s own fertilizer and styrenics operations developed in Argentina and Brazil plants and interest in Petroquímica Cuyo S.A.

d) Gas and Energy segment comprises operations in Marketing and Transportation of Gas and Electricity. The Marketing and Transportation of Gas operations includes the sale of gas and the liquefied petroleum gas brokerage and trading, and its interest in Transportadora de Gas del Sur S.A. The Electricity operations includes Company’s operations in the Genelba plant and in the Pichi Picún Leufú Hydroelectric Complex, and its interest in Edesur S.A., Transener S.A., Enecor S.A. and Yacylec S.A.

Assets and results of operations related to the Central Services Structure, those not attributable to any given business segment, discontinued operations and intercompany eliminations are all disclosed together.

The applicable valuation methods to report business segment information are those described in Note 4 to these financial statements. The inter-segments transaction prices are made at market value.

The following information shows total assets, total liabilities and net income (loss) for each of the business segments identified by the Company's management:

For the three-month period ended March 31, 2007						
				Gas and Energy			
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Marketing and Transportation of Gas	Electricity	Corporate and Eliminations	Total
Consolidated Statement of Income							
Net sales							
To third parties	496	1,146	573	301	345	-	2,861
Inter-segment	528	78	9	73	8	(696)	-
	1,024	1,224	582	374	353	(696)	2,861
Cost of sales	(499)	(1,233)	(497)	(282)	(256)	722	(2,045)
Gross profit (loss)	525	(9)	85	92	97	26	816
Administative and selling expenses	(82)	(84)	(76)	(12)	(32)	(45)	(331)
Exploration expenses	(60)	-	-	-	-	-	(60)
Other operating (expenses) income, net	(75)	(3)	17	19	77	(21)	14
Operating income (loss)	308	(96)	26	99	142	(40)	439
Equity earnings of affiliates	1	7	7	1	-	-	16
Other (expenses) income	(168)	33	14	(82)	(87)	17	(273)
Net income (loss)	141	(56)	47	18	55	(23)	182

For the three-month period ended March 31, 2006						
				Gas and Energy			
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Marketing and Transportation of Gas	Electricity	Corporate and Eliminations	Total
Consolidated Statement of Income							
Net sales							
To third parties	806	989	471	300	297	(1)	2,862
Inter-segment	443	67	10	32	5	(557)	-
	1,249	1,056	481	332	302	(558)	2,862
Cost of sales	(513)	(1,092)	(363)	(236)	(205)	636	(1,773)
Gross profit (loss)	736	(36)	118	96	97	78	1,089
Administative and selling expenses	(85)	(70)	(64)	(10)	(23)	(42)	(294)
Other operating (expenses) income, net	(27)	7	1	13	(3)	(20)	(29)
Operating income (loss)	624	(99)	55	99	71	16	766
Equity earnings of affiliates	18	36	3	(4)	1	-	54
Other (expenses) income	(299)	33	(19)	(74)	(26)	(70)	(455)
Net income (loss)	343	(30)	39	21	46	(54)	365

The following information shows total assets, net sales and operating income by geographic area.

20. Controlling Group

Petróleo Brasileiro S.A. – PETROBRAS, through Petrobras Participaciones, S.L., a wholly-owned subsidiary, is the controlling shareholder. As of March 31, 2007 Petrobras Participaciones S.L. owns 58.6% of Petrobras Energía Participaciones’s capital stock.

Petrobras is a Brazilian company, whose business is concentrated on exploration, production, refining, sale and transportation of oil and its byproducts in Brazil and abroad.

21. Subsequent events

Issue of Series “S” notes

On May 7, 2007 Petrobras Energía S.A. issued Series “S” Notes in an amount of US$300 million, for a ten-year period, with an interest coupon of 5.875% p.a., at a price of 99.617%. Interest will be payable semiannually and principal will be repaid in a single installment at maturity. Series “S” notes are supported by a Standby Purchase Agreement provided by Petrobras, pursuant to which, in the event of failure to pay principal, interest and any other amount owed by Petrobras Energía S.A. in connection with Series “S” notes, Petrobras shall purchase the rights of noteholders to receive payment of notes.

22. Other consolidated information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP.

a) Property, plant and equipment.

b) Equity in affiliates

c) Costs of sales.

d) Foreign currency assets and liabilities.

e) Consolidated detail of expenses incurred and depreciation.

f) Information about ownership in subsidiaries and affiliates.

g) Oil and gas areas and participation in joint ventures.

h) Combined joint ventures and consortium assets, liabilities and results.

a) Property, plant and equipment as of March 31, 2007 and December 31, 2006

(Stated in millions of Argentine Pesos - See Note 2.c)

b) Equity in affiliates as of  March 31, 2007 and December 31, 2006

(Stated in millions of Argentine Pesos - See Note 2.c)

c) Costs of sales for the three-month period ended March 31, 2007 and 2006

(Stated in millions of Argentine Pesos - See Note 2.c)

2007						
				Gas and Energy			
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Electricity	Marketing and Transportation of Gas	Corporate and Eliminations	Total
Inventories at the beginning of the year	159	569	318	40	7	(124)	969
Effect of traslation	1	-	1	-	-	-	2
Costs (Section e)	475	44	56	86	189	-	850
Holding gain (losses)	1	19	28	-	-	11	59
Purchases, consumption and other	42	1,258	478	169	91	(695)	1,343
Inventories at the end of the period	(179)	(657)	(384)	(39)	(5)	86	(1,178)
Costs of sales	499	1,233	497	256	282	(722)	2,045

	2006						
				Gas and Energy			
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Electricity	Marketing and Transportation of Gas	Corporate and Eliminations	Total
Inventories at the beginning of the year	165	527	263	42	10	(146)	861
Effect of traslation	2	1	-	-	-	-	3
Costs (Section e)	528	45	52	63	152	-	840
Holding gain (losses)	(1)	25	3	(1)	-	(17)	9
Purchases, consumption and other	38	987	376	145	85	(557)	1,074
Inventories at the end of the period	(219)	(493)	(331)	(44)	(11)	84	(1,014)
Costs of sales	513	1,092	363	205	236	(636)	1,773

d) Foreign currency assets and liabilities as of March 31, 2007 and December 31, 2006.

(Stated in millions of Argentine Pesos - See Note 2.c)

Foreign currency and amount		Exchange rate	Book amount in local currency
CURRENT ASSETS				
Cash	US$	7	3.1000	23
	BS	11,204	0.0014	16
	Rs	1	1.1527	1
				40
Investments	US$	261	3.1000	810
	Rs	53	1.1527	61
				871
Trade receivables	US$	190	3.1000	588
	Rs	122	1.1527	141
	Eu	2	4.1410	8
	BS	700	0.0014	1
				738
Other receivables	US$	106	3.1000	330
	BS	78,431	0.0014	112
	Rs	10	1.1527	12
				454
	TOTAL 2007			**2,103**
	TOTAL 2006			**2,642**
NON-CURRENT ASSETS				
Trade receivables	US$	3	3.1000	**8**
Other receivables	US$	5	3.1000	17
	Rs	41	1.1527	47
				64
Investments	US$	91	3.1000	**281**
	TOTAL 2007			**353**
	TOTAL 2006			**356**
TOTAL ASSETS		**2007**		**2,456**
		2006		**2,998**

	Foreign currency and amount		Exchange rate	Book amount in local currency
CURRENT LIABILITIES				
Accounts payable	US$	221	3.1000	686
	Rs	15	1.1527	17
	BS	32,213	0.0014	46
	Sol	1	0.9735	1
				750
Short-term debt	US$	306	3.1000	948
	BS	41,317	0.0014	59
				1,007
Payroll and social security taxes	Sol	8	0.9735	8
	BS	3,501	0.0014	5
	Rs	7	1.1527	8
	US$	5	3.1000	17
				38
Taxes payable	US$	42	3.1000	131
	Rs	12	1.1527	14
	BS	11,905	0.0014	17
				162
Other liabilities	Rs	1	1.1527	1
	US$	26	3.1000	80
				81
	TOTAL 2007			**2,038**
	TOTAL 2006			**3,628**
NON-CURRENT LIABILITIES				
Accounts payable	US$	2	3.1000	**6**
Long-term debt	US$	864	3.1000	**2,678**
Taxes payable	U$S	85	3.1000	262
	Rs	75	1.1527	87
				349
Other liabilities	US$	113	3.1000	**351**
	TOTAL 2007			**3,384**
	TOTAL 2006			**5,042**
TOTAL LIABILITIES		**2007**		**5,422**
		2006		**8,670**

US$

Millions of American Dollars

BS

Millions of Bolivares

RS

Millions of Reales

Sol

Millions of Peruvian Soles

EU

Millions of Euros

e) Consolidated detail of expenses incurred and depreciation for three-month periods ended March 31, 2007 and 2006.

 (Stated in millions of Argentine Pesos - See Note 2.c)

Accounts	2006	2007			
	Total	Total	Costs	Administrative and selling expenses	Exploration expenses
Salaries and wages	112	126	58	68	-
Social security taxes	27	25	11	14	-
Other benefits to personnel	40	45	13	32	-
Taxes, charges and contributions	58	57	2	54	1
Fees and professional advisory	25	25	9	16	-
Depreciation of property, plant and equipment	312	267	244	23	-
Amortization of other assets	4	3	-	3	-
Oil and gas royalties	157	166	166	-	-
Spares and repairs	40	43	40	3	-
Geological and geophysical expenses	-	21	-	-	21
Abandoned and non-productive well write-down	-	36	-	-	36
Transportation and freights	76	89	12	77	-
Construction contracts and other services	127	131	99	32	-
Fuel, gas, energy and other	22	21	18	3	-
Other operating costs and consumption	154	205	180	23	2
Recovery of expenses	(20)	(19)	(2)	(17)	-
Total 2007		1,241	850	331	60
Total 2006	1,134		840	294	-

f) Information about ownership in subsidiaries and affiliates as of March 31, 2007

Subsidiaries	% OF OWNERSHIP AND VOTES DIRECT	INDIRECT	BUSINESS SEGMENT
Corod Producción S.A. (Venezuela)	-	75.82	Oil and Gas Exploration and Production
Ecuadortlc S.A. (Ecuador)	-	75.82	Oil and Gas Exploration and Production
Enecor S.A.	-	53.07	Gas and Energy
EG3 Asfalto S.A.	-	75.17	Refining and Distribution
EG3 Red S.A.	-	75.82	Refining and Distribution
Innova S.A. (Brasil)	-	75.82	Petrochemicals
Petrobras Energía de México S.A. de C.V. (México)	-	75.82	Oil and Gas Exploration and Production
Petrobras Finance Bermuda (Islas Bermudas)	-	75.82	Corporate
Petrobras Holding Austria AG (Austria)	-	75.82	Corporate
Petrobras de Valores Internacional de España S.A. (España)	-	75.82	Corporate
Petrobras Energía S.A.	75.82	-	Corporate
Petrobras Energía Internacional S.A.	-	75.82	Corporate
Petrobras Energía Operaciones S.A. (Ecuador)	-	75.82	Oil and Gas Exploration and Production
Petrobras Electricidad de Argentina S.A.	-	75.82	Gas and Energy
Petrobras Financial Services Austria GMBH (Austria)	-	75.82	Corporate
Petrobras Hispano Argentina S.A. (España)	-	75.82	Corporate
Petrobras Bolivia Internacional S.A. (Bolivia)	-	75.82	Corporate
Petrobras Energía Ecuador (Gran Cayman)	-	75.82	Oil and Gas Exploration and Production
Petrobras Energia Perú S.A. (Perú)	-	75.82	Oil and Gas Exploration and Production
Petrobras Energia Venezuela S.A. (Venezuela)	-	75.82	Oil and Gas Exploration and Production
Petrolera San Carlos S.A. (Venezuela)	-	75.82	Oil and Gas Exploration and Production
Transporte y Servicios de Gas en Uruguay S.A. (Uruguay)	-	48.94	Gas and Energy
World Energy Business S.A.	-	75.82	Gas and Energy
Electricidade Com S.A. (Brasil)	-	75.82	Gas and Energy
Petrobras Energía Colombia (Gran Cayman)	-	75.82	Oil and Gas Exploration and Production
World Fund Financial Services (Gran Cayman)	-	75.82	Corporate
Main affiliates - join control			
Cía. de Inversiones de Energía S.A.	-	37.91	Gas and Energy
Citelec S.A.	-	37.91	Gas and Energy
Distrilec Inversora S.A.	-	36.77	Gas and Energy
Edesur S.A.	-	20.72	Gas and Energy
Transba S.A.	-	18.31	Gas and Energy
Transener S.A.	-	20.35	Gas and Energy
Transportadora de Gas del Sur S.A.	-	20.96	Gas and Energy
Main affiliates - significance influence			
Coroil S.A. (Venezuela)	-	37.15	Oil and Gas Exploration and Production
Petrobras Bolivia Refinación S.A. (Bolivia)	-	37.15	Refining and Distribution
Oleoducto de Crudos Pesados Ltd. (Gran Cayman)	-	8.66	Oil and Gas Exploration and Production
Oleoducto de Crudos Pesados S.A. (Ecuador)	-	8.66	Oil and Gas Exploration and Production
Inversora Mata S.A. (Venezuela)	-	37.15	Oil and Gas Exploration and Production
Oleoductos del Valle S.A.	-	17.51	Oil and Gas Exploration and Production
Propyme S.G.R	-	37.91	Corporate
Petrolera Entre Lomas S.A.	-	14.56	Oil and Gas Exploration and Production
Petroquímica Cuyo S.A.	-	30.33	Petrochemicals
Refinería del Norte S.A.	-	21.61	Refining and Distribution
Urugua-í S.A.	-	22.24	Gas and Energy
Yacylec S.A.	-	16.85	Gas and Energy
Petroven-Bras S.A.	-	26.15	Oil and Gas Exploration and Production
Petrokariña S.A.	-	26.15	Oil and Gas Exploration and Production
Petrowayú S.A.	-	27.30	Oil and Gas Exploration and Production
Petroritupano S.A.	-	16.68	Oil and Gas Exploration and Production
Other subsidiaries			
Ternoeléctrica José de San Martín S.A.	-	6.07	Gas and Energy
Ternoeléctrica Manuel Belgrano S.A.	-	6.07	Gas and Energy

g) Oil and gas areas and participation in joint-ventures as of March 31, 2007

h) Combined joint-ventures and consortium assets and liabilities as of March 31, 2007 and December 31, 2006 and results for the three-month periods ended March 31, 2007 and 2006.

     (Stated in millions of Argentine Pesos - See Note 2.c)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 13/06/2007

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney